Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2015 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. An update to our assumptions for 2015 is presented in Section 9 Update to assumptions in this Management’s discussion and analysis (MD&A).

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, new entrants, cable-TV providers, other communications companies and over-the-top (OTT) services; the potential entry of new competitors; competition for wireless spectrum; competition from global players for international roaming services; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from market conditions and government actions, customer usage patterns, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Regulatory decisions and developments including: the federal government’s stated intention to further increase wireless competition, including through a fourth national wireless provider, and reduce roaming costs on wireless networks in Canada; the Canadian Radio-television and Telecommunications Commission (CRTC) wireless wholesale services review that determined the CRTC will regulate wholesale GSM-based domestic roaming rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring new entrant carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC wireline wholesale services review that concluded wholesale competitors shall receive regulated access to fibre-to-the-premises facilities owned by incumbent internet providers; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including higher minimum Internet access speeds; the CRTC’s new code of conduct for TV services; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the CRTC’s mandatory national Wireless Code (the Code) in effect since December 2, 2013, and pressures on retention costs and other operational challenges resulting from the retroactivity of the Code, which led to two-year and three-year customer contracts ending coterminously starting in June 2015.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines through, among others, substitution to messaging and OTT applications; substitution to Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services or impact revenue.

•                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the premises, and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; supplier concentration and market power for network equipment, TELUS TV and wireless handsets; the performance of long-term evolution (LTE) wireless technology; our expected long-term need for additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks, related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the state of the economy in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation; impacts from low oil prices; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties due to our ongoing deployment of wireless LTE and future technologies, utilizing newly acquired spectrum, our wireline broadband initiatives including connecting more homes and businesses directly to fibre, investments in network resiliency and reliability, subscriber demand for data, new IDC initiatives, evolving systems and business processes, implementing efficiency initiatives, supporting large and complex deals, and future Industry Canada wireless spectrum auctions.

•                  Financing and debt requirements including our ability to carry out refinancing activities and ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete our multi-year share purchase program through 2016. These programs may be affected by factors such as regulatory decisions and developments, the competitive environment, economic performance in Canada, our earnings and free cash flow, and our levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; the future outcome of collective bargaining for the contract with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which expires at the end of 2015; and the level of engagement of employees.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively affecting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA); business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and real estate consolidation.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: our ability to defend successfully against investigations, claims and lawsuits, including class actions pending against us; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner and realize expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10 Risks and risk management in our annual 2014 MD&A, our 2015 Q1 MD&A and this 2015 Q2 MD&A are incorporated by reference in this cautionary statement.

Management’s discussion and analysis

August 7, 2015

Contents

Section	Description

1. Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights

2. Core business and strategy

3. Corporate priorities for 2015

4. Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting

5. Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment

6. Changes in financial position

7. Liquidity and capital resources

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided (used) by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8. Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments

9. Update to assumptions

10. Risks and risk management	10.1 Regulatory matters

11. Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month and six-month periods ended June 30, 2015 and should be read together with TELUS’ June 30, 2015 condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by TELUS’ Audit Committee and authorized by the Board of Directors for issuance on August 7, 2015.

1.2 The environment in which we operate

Economic growth

We estimate that economic growth in Canada will be in the range of 1.0% to 1.5% in 2015, based on a composite of estimates from Canadian banks and other sources. Our growth assumption for 2015 reflects a decrease from our original assumption of 2.1% (see Section 9 Update to assumptions). The Bank of Canada’s July 2015 Monetary Policy Report estimated economic growth for Canada at just over 1% in 2015 and 2.5% in 2016. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 6.8% for June 2015 (6.6% reported for December 2014 and 7.1% reported for June 2014).

Regulatory developments

There were a number of important regulatory developments in the second quarter of 2015. See Section 10.1 Regulatory matters.

1.3 Consolidated highlights

AWS-3 and 2500 MHz spectrum auctions

In March 2015, we purchased 15 wireless spectrum licences across Canada’s most-populated provinces in Industry Canada’s AWS-3 wireless spectrum auction (1755 — 1780 MHz and 2155 — 2180 MHz bands). The licences, acquired for $1.5 billion ($3.02/MHz/POP, where POP refers to person of population), equate to a national average of 15 MHz and are complementary to the 16.1 MHz of national AWS spectrum we purchased in 2008 that is now the foundation of our 4G wireless network. The AWS-3 acquisitions increased our national spectrum holdings by 16% by adding 20 MHz of spectrum in each of British Columbia, Alberta, Saskatchewan, Manitoba and Quebec, as well as 10 MHz of spectrum in Southern Ontario. AWS-3 spectrum is well-suited for delivering both coverage and added capacity in urban and rural environments. Moreover, we expect to incorporate this spectrum into our existing network within the next three years, once international standards for the spectrum frequencies are established and associated equipment is available. We paid a $302 million deposit in the first quarter of 2015 for these AWS-3 spectrum licences and remitted the balance of $1,209 million in April 2015.

In May 2015, we purchased 122 wireless spectrum licences covering every region across Canada in Industry Canada’s 2500 MHz spectrum auction (2500 — 2690 MHz band). The licences, acquired for $479 million or $0.36/MHz/POP, equate to 40 MHz of spectrum nationally and were fully paid for during the second quarter of 2015. This spectrum is ideal for carrying large amounts of data, making it especially valuable in urban centres, and will complement TELUS’ existing low band spectrum, which is able to penetrate deeper into buildings and elevators and also travels farther in rural areas. We expect to commence the deployment of this spectrum into our existing network in the near future.

In aggregate, as a result of the three recent Industry Canada wireless spectrum auctions (700 MHz, AWS-3 and 2500 MHz), we have utilized new and existing debt facilities to acquire more than 70 MHz of spectrum nationally for $3.1 billion. As a consequence of this atypical number of spectrum auctions, we currently exceed our net debt to EBITDA — excluding restructuring and other like costs long-term objective range of 2.00 to 2.50 times (see Liquidity and capital resource highlights below). However, in the medium term, we will endeavour to return this ratio within the objective range as we believe that this range is supportive of our long-term strategy.

$1 billion fibre-optic network investment in Edmonton

In June 2015, we announced a $1 billion investment to bring our state-of-the-art fibre-optic network to Edmonton over the next six years, making it the first major urban centre in Western Canada to have access to a gigabit-capable network. When the service is launched in some areas of Edmonton later this year, local residents and businesses will be able to take advantage of Internet speeds of up to 150 megabits per second (mbps) — a dramatically faster service made possible by a direct fibre-optic network connection to the premises. In coming years, we plan to offer families and businesses in Edmonton increasingly higher speeds over this gigabit-enabled network. This investment is part of our broader fibre-optic strategy to bring our network of the future to communities across British Columbia, Alberta and Eastern Quebec. The fibre-optic network will ensure speed and capacity for many generations to come, and create the foundation for access to future solutions like the connected home, smart cities, Internet of Things services and our health applications. In addition, increased deployment of fibre networks is expected to help reduce costs of providing service over time.

Changes to the Board of Directors

At the 2015 annual general meeting on May 7, 2015, Sabi Marwah was elected to our Board of Directors. Sabi retired as the Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014. As Vice Chairman, he was actively involved in developing the bank’s strategic plans and was responsible for its financial and administrative functions. Also, Charlie Baillie, an independent director who served as a TELUS director since 2003, retired from our Board of Directors on May 7, 2015. In addition to his other duties as a Board and committee member, Charlie served as Chair of the Human Resources and Compensation Committee from 2007 to 2014, regularly meeting with representatives from the Canadian Coalition for Good Governance and other shareholder advocacy groups to learn from their perspective when guiding TELUS’ executive compensation practices and disclosure.

Consolidated highlights

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, unless otherwise noted)	2015	2014	Change		2015	2014	Change
Consolidated statements of income
Operating revenues	3,102	2,951	5.1%		6,130	5,846	4.9%
Operating income	617	629	(1.9)%		1,296	1,243	4.3%
Income before income taxes	507	514	(1.4)%		1,069	1,026	4.2%
Net income	341	381	(10.5)%		756	758	(0.3)%
Net income per Common Share
Basic earnings per share (basic EPS) ($)	0.56	0.62	(9.7)%		1.25	1.22	2.5%
Adjusted basic EPS[1]($)	0.66	0.63	4.8%		1.37	1.24	10.5%
Diluted ($)	0.56	0.62	(9.7)%		1.24	1.22	1.6%
Dividends declared per Common Share ($)	0.42	0.38	10.5%		0.82	0.74	10.8%
Basic weighted-average Common Shares outstanding (millions)	605	617	(1.9)%		606	619	(2.1)%
Consolidated statements of cash flows
Cash provided by operating activities	943	855	10.3%		1,661	1,453	14.3%
Cash used by investing activities	(2,377)	(1,517)	(56.7)%		(3,303)	(2,344)	(40.9)%
Capital expenditures (excluding spectrum licences and non-monetary transactions)[2]	(664)	(636)	(4.4)%		(1,299)	(1,132)	(14.8)%
Cash provided (used) by financing activities	(68)	667	n/m		1,659	612	171.1%
Other highlights
Subscriber connections[3] (thousands)					13,941	13,599	2.5%
EBITDA[1]	1,081	1,073	0.7%		2,216	2,150	3.1%
Restructuring and other like costs included in EBITDA[1]	59	11	n/m		76	19	n/m
EBITDA — excluding restructuring and other like costs[1]	1,140	1,084	5.1%		2,292	2,169	5.6%
EBITDA — excluding restructuring and other like costs margin[4] (%)	36.8	36.7	0.1	pts.	37.4	37.1	0.3	pts.
Free cash flow[1]	300	210	42.9%		571	501	14.0%
Net debt to EBITDA — excluding restructuring and other like costs[1] (times)					2.67	2.21	0.46

Notations used in MD&A: n/m — Not meaningful; pts. — Percentage points.

(1)         Non-GAAP and other financial measures. See Section 11.1.

(2)         Capital expenditures (excluding spectrum licences and non-monetary transactions) include assets purchased, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences and non-monetary transactions, on the interim consolidated statements of cash flows.

(3)         The sum of active wireless subscribers, network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective January 1, 2014, subscriber connections have been restated to exclude 25,000 dial-up Internet subscribers and include 222,000 Public Mobile prepaid subscribers in the opening subscriber balances. TELUS acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, in November 2013.

(4)         EBITDA — excluding restructuring and other like costs, as a percentage of operating revenues.

Operating highlights

•                  Consolidated operating revenues increased year over year by $151 million or 5.1% in the second quarter of 2015 and by $284 million or 4.9% in the first six months of 2015. Wireless network revenue increased year over year by $90 million or 6.1% in the second quarter of 2015 and $182 million or 6.2% in the first six months of 2015, while wireless equipment and other revenues increased year over year by $28 million or 22% in the second quarter of 2015 and $53 million or 22% in the first six months of 2015. The increase in wireless network revenue resulted from growth in the wireless subscriber base, an increased proportion of higher-rate two-year plans in the revenue mix, increased data roaming, and higher wireless data usage from the continued adoption of smartphones and other data-centric wireless devices. This increase was partly offset by a decline in wireless voice revenue due to the increased adoption of unlimited nationwide voice plans and continued, but moderating, substitution of voice to data services. Wireline data revenues increased year over year by $67 million or 7.8% in the second quarter of 2015 and $128 million or 7.5% in the first six months of 2015, due to revenue growth in Internet and enhanced data services, business process outsourcing, TELUS TV and TELUS Health services, net of lower equipment sales. The increase in wireline data revenues was partly offset by ongoing declines in legacy wireline voice service and equipment revenues.

Wireless blended average revenue per subscriber unit per month (ARPU) was $63.48 in the second quarter of 2015 and $62.91 in the first six months of 2015, reflecting year-over-year increases of $1.79 or 2.9% for the quarter and $1.86 or 3.0% for the first six months. These increases were driven by the effects of higher-rate two-year plans, growth in data usage, and a more favourable postpaid subscriber mix and increased data roaming, partly offset by a decline in voice revenue. Postpaid subscribers represented 86.5% of the total subscriber base as at June 30, 2015, compared to 85.0% as at June 30, 2014.

•                  During the 12-month period ended June 30, 2015, our subscriber connections increased by 342,000 or 2.5%. This reflects a 12-month increase in wireless subscribers of 3.3%, TELUS TV subscribers of 10% and high-speed Internet subscribers of 6.2%, partly offset by a 3.1% decline in total network access lines (NALs).

Our postpaid wireless subscriber net additions were 76,000 in the second quarter of 2015 and 113,000 in the first six months of 2015, representing decreases of 2,000 and 13,000, respectively, from the same periods in 2014. The decreases reflect slower market growth and increased competitive intensity, partly offset by a reduction in our postpaid wireless churn rate. Our monthly postpaid wireless subscriber churn rates were 0.86% in the second quarter of 2015 and 0.88% in the first six months of 2015, as compared to 0.90% in the second quarter of 2014 and 0.94% in the first six months of 2014. Our blended wireless churn rate was 1.17% in the second quarter of 2015 and 1.23% in the first half of 2015, as compared to 1.37% in the second quarter of 2014 and 1.44% in the first six months of 2014. These improvements in churn rates were a result of our continued focus on customers first initiatives, our clear and simple approach and our retention programs.

•                  Consolidated EBITDA increased year over year by $8 million or 0.7% in the second quarter of 2015 and $66 million or 3.1% in the first six months of 2015. Significant restructuring costs of $59 million were recorded in the second quarter of 2015, which related to the planned closure of all Black’s Photography retail stores (see Section 2 Core business and strategy), real estate rationalization, and other efficiency initiatives (see Section 9 Update to assumptions for 2015 and revised outlook on restructuring and other like costs). EBITDA — excluding restructuring and other like costs increased year over year by $56 million or 5.1% in the second quarter of 2015 and $123 million or 5.6% in the first six months of 2015. The increases in EBITDA — excluding restructuring and other like costs reflect growth in wireless network revenues and wireline data revenues, improving Internet, TELUS Health, TELUS TV and business process outsourcing service margins, and executing on our operational efficiency initiatives. These increases were partially offset by higher wireless retention costs arising from greater retention volumes, including the impacts of the coterminous expiration of two-year and three-year contracts beginning in June 2015, and higher per-unit subsidy costs, as well as continued declines in legacy wireline voice revenues.

•                  Operating income decreased year over year by $12 million or 1.9% in the second quarter of 2015 and increased year over year by $53 million or 4.3% in the first six months of 2015. In the second quarter, year-over-year growth in EBITDA was more than offset by an increase in total depreciation and amortization expenses resulting from growth in capital assets and intangible asset base, and asset retirements from the planned closure of all Black’s Photography retail stores.

•                  Income before income taxes decreased year over year by $7 million or 1.4% in the second quarter of 2015 and increased year over year by $43 million or 4.2% in the first six months of 2015, reflecting changes in operating income noted above, as well as increases in financing costs. The increases in financing costs resulted from the increase in average long-term debt outstanding, partly offset by a lower weighted average cost of long-term debt, capitalized interest on debt used to acquire spectrum licences which will be incorporated into our network in future periods, and interest income related to the settlement of prior years’ income tax-related matters. (see Financing costs in Section 5.3).

•                  Income taxes increased year over year by $33 million or 25% in the second quarter of 2015 and $45 million or 17% in the first six months of 2015. Income taxes in the second quarter of 2015 included a $48 million non-cash adjustment to revalue deferred income tax liabilities as a result of an increase to the Alberta provincial corporate income tax rate from 10% to 12% effective July 1, 2015. Partly offsetting this revaluation in the second quarter of 2015 was a $19 million recovery related to the settlement of prior years’ income tax-related matters (excluding related interest income).

•                  Net income decreased year over year by $40 million or 11% in the second quarter of 2015 and $2 million or 0.3% as a result of the factors described above. Excluding the effects of restructuring and other like costs, income tax-related adjustments and asset retirement from the planned closure of all Black’s Photography retail stores (see Section 2 Core business and strategy), net income increased year over year by $19 million or 4.9% in the second quarter of 2015.

Analysis of Net income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Net income	341	381	(40)	756	758	(2)
Add back (deduct):
Restructuring and other like costs, after income taxes	44	8	36	56	14	42
Unfavourable (favourable) income tax-related adjustments	15	(2)	17	15	(2)	17
Asset retirement from planned closure of Black’s, after income taxes	6	—	6	6	—	6
Adjusted net income	406	387	19	833	770	63

•                  Basic earnings per share (basic EPS) decreased year over year by $0.06 or 9.7% in the second quarter of 2015 and increased by $0.03 or 2.5% in the first six months of 2015. The decrease year over year in the second quarter is due to lower net income, which included significant restructuring and other like costs, unfavourable income tax-related adjustments and asset retirement from the planned closure of all Black’s Photography retail stores. The reduction in the number of shares outstanding resulting from our NCIB program, net of share option exercises, contributed approximately $0.01 and $0.03 year over year in basic EPS in the second quarter of 2015 and first six months of 2015, respectively. Excluding the effects of restructuring and other like costs, income tax-related adjustments and asset retirement from Black’s, basic EPS increased year over year by $0.03 or 4.8% in the second quarter of 2015 and $0.13 or 10% in the first six months of 2015.

Analysis of basic EPS

	Second quarters ended June 30			Six-month periods ended June 30
($)	2015	2014	Change	2015	2014	Change
Basic EPS	0.56	0.62	(0.06)	1.25	1.22	0.03
Add back (deduct):
Restructuring and other like costs, after income taxes, per share	0.07	0.01	0.06	0.09	0.02	0.07
Unfavourable (favourable) income tax-related adjustments, per share	0.02	—	0.02	0.02	—	0.02
Asset retirement from planned closure of Black’s, after income taxes, per share	0.01	—	0.01	0.01	—	0.01
Adjusted basic EPS	0.66	0.63	0.03	1.37	1.24	0.13

•                  Dividends declared per Common Share were $0.42 in the second quarter of 2015 and $0.82 in the first six months of 2015, reflecting increases of 11% from the second quarter and first six months of 2014, consistent with our multi-year dividend growth program described in Section 4.3. On August 6, 2015, the Board declared a third quarter dividend of $0.42 per share on the issued and outstanding Common Shares, payable on October 1, 2015, to shareholders of record at the close of business on September 10, 2015. The third quarter dividend reflects a cumulative increase of $0.04 per share or 11% from the $0.38 per share dividend declared one year earlier.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other like costs was 2.67 times as at June 30, 2015, up from 2.21 times as at June 30, 2014, as the increase in net debt, primarily from the purchase of spectrum licences, was only partly offset by growth in EBITDA — excluding restructuring and other like costs (see Section 7.5 Liquidity and capital resource measures). Our long-term objective range for this ratio is from 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. At the end of the second quarter of 2015, this ratio was outside of the long-term objective range due to purchases of spectrum licences during the atypical concentration of Industry Canada wireless spectrum auctions in 2014 and 2015. These acquired licences have nearly doubled our national spectrum holdings, aligning with our top corporate priority of putting customers first by offering one of the fastest and most reliable wireless networks in the world. We will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. While the ratio currently exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

•                  Cash provided by operating activities increased year over year by $88 million or 10% in the second quarter of 2015 and $208 million or 14% in the first six months of 2015. The increases primarily reflect higher consolidated EBITDA and lower income tax payments, partly offset by higher interest paid.

•                  Cash used by investing activities increased year over year by $860 million or 57% in the second quarter of 2015 and $959 million or 41% in the first six months of 2015, mainly due to increased capital expenditures and larger expenditures for auctioned spectrum licences, net of a decrease in cash used for acquisitions and related investments. Capital expenditures (excluding spectrum licences and non-monetary transactions) increased year over year by $28 million in the second quarter of 2015 and $167 million in the first six months of 2015, mainly due to our continued investment in wireless and wireline broadband infrastructure to enhance our network coverage, speed and capacity to support growth in wireless and data services. These investments include continuing the deployment of 700 MHz spectrum, expansion of our LTE network and fibre-optic network, and readying the network and systems for the future retirement of legacy technologies.

•                  In the second quarter of 2015, Cash used by financing activities was $68 million, reflecting an increase in short term borrowings that was more than offset by $349 million in cash returned to our shareholders through dividend payments and share purchases under our NCIB program. In the first six months of 2015, Cash provided by financing activities was $1.66 billion, primarily as a result of the $1.75 billion in senior unsecured notes issued in March 2015 and an increase in short term borrowings, which were partly offset by $749 million in dividend payments and share purchases.

In the comparative periods of 2014, Cash provided by financing activities was $667 million in the quarter and $612 million in the first six months, primarily from debt issued in April 2014 for $1.0 billion, net of dividend payments and share purchases in the aggregate of $401 million and $782 million in the quarter and first six months, respectively. For additional details on our multi-year dividend growth and share purchase programs, see Section 4.3 and Section 7.4.

•                 Free cash flow was $300 million in the second quarter of 2015 and $571 million in the first six months of 2015, reflecting a year-over-year increase of $90 million in the quarter and a year-over-year increase of $70 million in the six-month period. These increases primarily reflect EBITDA growth, lower income tax payments and lower restructuring costs net of disbursements, partly offset by higher capital expenditures (excluding spectrum licences and non-monetary transactions) and interest paid.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

Our core business was described in our annual 2014 MD&A. The following are business updates grouped under our strategic imperatives.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $5.2 billion in the first six months of 2015, up by $363 million or 7.5% from the same period in 2014, while wireline voice and other revenues and Other operating income totalled $905 million in the first six months of 2015, down $79 million or 8.0% from the same period in 2014. Combined wireless revenues and wireline data revenues represented 85% of TELUS’ consolidated revenues for the first six months of 2015, as compared to 83% in the same period in 2014.

Providing integrated solutions that differentiate TELUS from our competitors

In June 2015, we announced a free public Wi-Fi service available to both TELUS and non-TELUS customers at more than 8,000 hotspots across B.C. and Alberta. Since early 2014, we have been actively expanding our public Wi-Fi network by working with thousands of businesses and many major sporting and entertainment venues. This public Wi-Fi service is part of our network strategy to deploy small cells that integrate seamlessly with our 4G wireless network, automatically shifting our smartphone customers to Wi-Fi and off-loading data traffic from our wireless spectrum to increasingly available Wi-Fi hotspots.

In July 2015, we launched US Easy Roam to empower customers to stay connected and save while travelling to the United States. Available to customers on TELUS consumer monthly wireless postpaid rate plans, US Easy Roam is an optional service giving customers the ability to use their existing rate plan while in the United States for $7 a day.

Building national capabilities across data, IP, voice and wireless

In March 2015, we were a successful bidder on 15 wireless spectrum licences across the most populous Canadian provinces in Industry Canada’s AWS-3 wireless spectrum auction. AWS-3 spectrum is a valuable addition to our spectrum portfolio and is vital to handling the growing demand of streaming video and other data-intensive features of the latest smartphones. In May 2015, we purchased 40 MHz of wireless spectrum in every region of Canada in Industry Canada’s 2500 MHz spectrum auction. This spectrum is ideal for carrying large amounts of data, making it especially valuable in urban centres, and will complement TELUS’ existing low band spectrum, which is able to penetrate further into buildings and elevators and also travels farther in rural areas.

In June 2015, we announced a $1 billion investment in Edmonton to connect more than 90 per cent of homes and businesses directly to the company’s state-of-the-art fibre-optic network over the next six years. Once the network is launched in some areas of Edmonton later this year, local residents and businesses will have access to dramatically faster Internet speeds of up to 150 megabits per second. In coming years, we plan to offer families and businesses in Edmonton increasingly higher speeds over this gigabit-capable network. This investment is part of our broader fibre-optic strategy to bring our network of the future to communities across British Columbia, Alberta and Eastern Quebec. Moreover, this investment provides a distinct advantage to Edmonton and its citizens by stimulating employment and economic growth, and allows healthcare providers, educators and technology companies to reimagine how they deliver services and develop entirely new solutions.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In May 2015, we partnered with a major Schedule I Canadian bank to launch a new co-branded credit card that allows customers to earn reward points on everyday card purchases, which can be redeemed for a selection of TELUS products and services.

In May 2015, we made a strategic investment in Sprout, a Canadian-based organization helping companies engage employees to improve their health and wellness and measure the positive impact to their business. Moreover, we have expanded our suite of personal health tracking technology solutions by entering into a reseller arrangement with Sprout that allows us to promote their Wellness Engagement Platform as part of our Self-Health online portal for large enterprise customers aimed at increasing health and wellness for their employees.

In June 2015, we announced the planned closure of all our Black’s Photography retail stores across Canada by August 2015. Technological innovations have changed the way Canadians take and share photographs, with fewer of them using retail photo outlets. As a result, we have determined that Black’s is not core to our future operations and have planned the closure of the remaining 59 retail stores that have not already closed or transitioned to the TELUS or Koodo brands.

In July 2015, we entered into an agreement with Les Pros de la Photo (Les Pros), a Quebec-based photo imaging company, to sell the Black’s trademark and online and mobile businesses effective August 4, 2015. As a result, Les Pros will carry forward the Black’s brand, serving the online photo needs of Canadians.

3.              Corporate priorities for 2015

Our corporate priorities for 2015 were listed in our annual 2014 MD&A.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a full discussion of our principal markets and an overview of competition, please refer to Section 4.1 of our 2014 annual MD&A.

4.2 Operational resources

For a discussion of our Operational resources, please refer to Section 4.2 of our 2014 annual MD&A. The following discussion reflects changes that have occurred since our 2014 annual MD&A.

In 2015, we continued to deliver leading customer churn on a global basis. The second quarter of 2015 represents the eighth consecutive quarter that our monthly postpaid churn rate was below 1%. Blended churn of 1.17% and postpaid churn of 0.86% in the second quarter of 2015 are among our lowest quarterly churn rates since we became a national carrier 15 years ago. This further exemplifies the success of our differentiated customers first culture and our ongoing focus on delivering outstanding customer service, coupled with attractive new products and services.

Wireless segment

During the first quarter of 2015, we acquired 15 wireless licences equating to a national average of 15 MHz in Industry Canada’s AWS-3 wireless spectrum auction. We expect to incorporate these licences into our existing network within the next three years, once international standards for the spectrum frequencies are established and associated equipment is available. Moreover, in the second quarter of 2015, we acquired 122 wireless licences equating to a national average of 40 MHz in Industry Canada’s 2500 MHz wireless spectrum auction. We expect to commence the deployment of these spectrum licences into our existing network in the near future. For additional details on wireless spectrum licence acquisitions in 2015, see Section 1.3 Consolidated Highlights.

As well, in 2014, we acquired and commenced the deployment of the 700 MHz wireless spectrum, which we have begun to operationalize for the benefit of our customers. Since the middle of 2013, we have invested more than $3.5 billion to acquire wireless spectrum licences in Industry Canada spectrum auctions and other transactions, which has nearly doubled our national spectrum holdings, in support of our top corporate priority of putting customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base.

As at June 30, 2015, our 4G LTE network covered 95% of Canada’s population, up from more than 84% of the population covered as at June 30, 2014. Outside of LTE coverage areas, the LTE devices we offer also operate on our HSPA+ network, which covered 99% of Canada’s population as at June 30, 2015.

Wireline segment

We continue to invest in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre. Our investment in fibre is analyzed on a community basis to ensure each project will generate appropriate economic value. We have also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, and enhanced marketing of data products and bundles. As well, we have continued to invest in our state-of-the art Internet data centres (IDCs), creating an advanced and regionally diverse computing infrastructure in Canada. As at June 30, 2015, our high-speed broadband coverage reached more than 2.8 million households in B.C., Alberta and Eastern Quebec.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. To maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bids (NCIBs), issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other like costs ratio and the dividend payout ratios. See definitions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2013, we announced an intention to target ongoing semi-annual dividend increases, with the annual increase in the range of circa 10% through to the end of 2016, extending the policy announced in May 2011. Notwithstanding this, dividend decisions will continue to be subject to our Board’s assessment and determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain a dividend growth program through 2016. See Caution regarding forward-looking statements — Ability to sustain our dividend growth program of circa 10% per annum through 2016.

•                  On August 6, 2015, a third quarter dividend of $0.42 per share was declared on our issued and outstanding Common Shares, payable on October 1, 2015, to shareholders of record at the close of business on September 10, 2015. The third quarter dividend for 2015 reflects a cumulative increase of $0.04 per share or 11% from the $0.38 per share dividend paid in October 2014.

Purchase Common Shares under our multi-year NCIB

•                  On September 23, 2014, we received approval from the Toronto Stock Exchange (TSX) for a new NCIB program (2015 NCIB) to purchase and cancel up to 16 million of our Common Shares with a value of up to $500 million over a 12-month period, commencing October 1, 2014. Such purchases are made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations. This represents up to 2.6% of the Common Shares outstanding at the date of the 2015 NCIB notice to the TSX. The Common Shares will be purchased only when and if we consider it advisable. As of July 31, 2015, we have purchased approximately 10.7 million Common Shares for cancellation for $439 million under this NCIB, at an average price of $40.98 per share.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB program at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX, was implemented on October 1, 2014 and may be implemented from time to time thereafter. During the month ended July 31, 2015, 0.7 million of our Common Shares were purchased under the ASPP at a cost of $33 million. All other purchases under the 2015 NCIB will be at the discretion of the Company.

•                  There can be no assurance that we will complete our 2015 NCIB or renew the NCIB program for 2016. See Caution regarding forward-looking statements — Ability to sustain and complete our multi-year share purchase program through 2016.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities, commercial paper and cash retained through dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  During the second quarter of 2015, our Board approved an increase to our commercial paper program up to a maximum aggregate amount of $1.4 billion (December 31, 2014 - $1.2 billion), as well as authorized a U.S. dollar denominated commercial paper program of up to $1.0 billion within this maximum aggregate amount. As at June 30, 2015, we had $NIL commercial paper outstanding, compared to $130 million as at December 31, 2014.

•                  Proceeds from securitized trade receivables were $500 million as at June 30, 2015, compared to $100 million as at March 31, 2015 and December 31, 2014.

Maintain compliance with financial objectives

Except for Net debt to EBITDA — excluding restructuring and other like costs ratio, we comply with our objectives:

•                  Maintain long-term investment grade credit ratings in the range of BBB+ or the equivalent — On August 7, 2015, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA — excluding restructuring and other like costs ratio of 2.00 to 2.50 times — As at June 30, 2015, this ratio was outside of the range due to funding of spectrum licences acquired in Industry Canada auctions during 2014 and 2015. We will endeavour to return the ratio to within this objective range in the medium term, as we believe that this range is supportive of our long-term strategy. See Section 7.5 Liquidity and capital resource measures.

•                  Dividend payout ratio of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — See Section 7.6 Credit facilities.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (the chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3
Operating revenues	3,102	3,028	3,128	3,028	2,951	2,895	2,948	2,874
Operating expenses
Goods and services purchased	1,372	1,284	1,476	1,333	1,268	1,222	1,349	1,237
Employee benefits expense	649	609	651	630	610	596	648	602
Depreciation and amortization	464	456	468	459	444	463	461	445
Total operating expenses	2,485	2,349	2,595	2,422	2,322	2,281	2,458	2,284
Operating income	617	679	533	606	629	614	490	590
Financing costs	110	117	115	124	115	102	110	109
Income before income taxes	507	562	418	482	514	512	380	481
Income taxes	166	147	106	127	133	135	90	125
Net income and Net income attributable to Common Shares	341	415	312	355	381	377	290	356
Net income per Common Share:
Basic (Basic EPS)	0.56	0.68	0.51	0.58	0.62	0.61	0.47	0.56
Adjusted basic EPS[1]	0.66	0.70	0.53	0.64	0.63	0.62	0.49	0.58
Diluted	0.56	0.68	0.51	0.58	0.62	0.60	0.46	0.56
Dividends declared per Common Share	0.42	0.40	0.40	0.38	0.38	0.36	0.36	0.34
Additional information:
EBITDA[1]	1,081	1,135	1,001	1,065	1,073	1,077	951	1,035
Restructuring and other like costs included in EBITDA[1]	59	17	26	30	11	8	33	15
EBITDA — excluding restructuring and other like costs[1]	1,140	1,152	1,027	1,095	1,084	1,085	984	1,050
Cash provided by operating activities	943	718	917	1,037	855	598	726	1,084
Free cash flow[1]	300	271	337	219	210	291	136	365

(1)          See Section 11.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend continues to reflect year-over-year increases in: (i) wireless network revenues generated from a growing subscriber base and higher average revenue per subscriber unit (ARPU) driven by an increased proportion of higher-rate two-year plans, growth in data usage, a more favourable postpaid subscriber mix and increased data roaming, partly offset by a decline in voice revenue; (ii) wireless equipment revenue that has generally increased due to sales of higher-value smartphones and higher retention volumes, especially in 2015 as two-year and three-year customer contracts began to expire coterminously; and (iii) growth in wireline data revenues, driven by Internet, enhanced data services, business process outsourcing, TELUS TV and TELUS Health services. This growth was partially offset by the continued declines in wireless voice revenues and wireline voice and other revenues.

Increasing wireless network revenues reflect growth from subscriber additions, an increased proportion of higher-rate two-year plans, growth in data usage and higher data roaming revenues, partly offset by declines in voice revenue. Data revenue growth reflects increased data consumption driven by the higher adoption of smartphones, tablets and other wireless devices, as well as greater use of applications and other wireless data, and the expansion of our LTE network. Consequently, monthly blended ARPU has increased year over year for 19 consecutive quarters. The data revenue growth trend is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing, unlimited messaging rate plans and off-loading of data traffic from our wireless network to increasingly available Wi-Fi hotspots. We introduced two-year wireless rate plans in July 2013, which have impacted acquisition and retention trends, as well as data usage, as subscribers optimize unlimited talk and text and shared data plans, and which we expect will increase the frequency of subscribers updating their devices and services. ARPU is expected to continue to increase over time, though at lower growth rates, as our customer base renews to the two-year plans that recover device subsidies in two years instead of three years and as data usage continues to grow. However, the level of ARPU is highly dependent on competition and consumer behaviour, government decisions, device selection and other factors. The Code applies to all wireless contracts as of June 3, 2015, even when the contracts were signed before the Code’s implementation on December 2, 2013 (see CRTC’s national Wireless Code/Provincial consumer protection legislation in Section 10.1 Regulatory matters). We may experience a negative impact on our wireless segment financial results in the near term as we expect retention volume and related handset subsidy costs to increase in the second half of the current year and subsequent periods. We may also experience a negative financial impact as some of our remaining clients on three-year contracts, who are subject to the Wireless Code, may choose to terminate their contracts early. Accordingly, our wireless segment operating results in the first six months of 2015 may not be reflective of those in the last six months of 2015.

Historically, there has been significant third and fourth quarter seasonality due to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Typically, these impacts can also be more pronounced around iconic device launches. Wireless EBITDA usually decreases sequentially from the third to the fourth quarter, due to seasonal loading volumes. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU is expected to diminish in the future, as unlimited nationwide voice plans become prevalent and chargeable usage and long distance spikes become less pronounced.

The trend of increasing wireline data revenue reflects growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher-speed services, the continuing but moderating expansion of the TELUS TV subscriber base (up 10% in the 12-month period ended June 30, 2015), growth in business process outsourcing, growth in TELUS Health solutions and certain rate increases. Higher Internet service revenues are due to a larger high-speed Internet subscriber base (up 6.2% in the 12-month period ended June 30, 2015), bundling of offers with Optik TV and certain rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications. Business NALs have continued to decline due to increased competition in the small and medium-sized business market, the impact of the economic slowdown in the business market and associated customer right-sizing of services, as well as conversion of voice lines to more efficient IP services. The impact of this conversion has been to increase NAL losses without a similar decline in revenues. As such, the relevance of legacy business NALs as a performance indicator of current and future revenues is diminishing.

The trend in Goods and services purchased expense reflects increasing wireless equipment expenses associated with higher-value smartphones in the sales mix and higher retention volumes, and increasing content costs due to a growing wireline TELUS TV subscriber base, partly offset by lower wireless network operating expenses from operational efficiency initiatives.

The trend in Employee benefits expense reflects increases in compensation, partly offset by a decrease in wireless full-time equivalent (FTE) employees and higher capitalized labour costs associated with increased capital expenditures, as described in Section 7.3. Employee benefits expense includes employee-related restructuring costs, which tend to fluctuate from quarter to quarter.

The general trend in depreciation and amortization reflects slight increases due to growth in capital assets from acquisitions, the expansion of our broadband footprint and enhanced LTE network coverage, partially offset by adjustments related to our continuing program of asset life studies.

The general trend in financing costs reflects an increase in long-term debt outstanding associated with significant investments in wireless spectrum licences acquired in Industry Canada auctions in 2014 and 2015. Financing costs include long-term debt prepayment premiums of approximately $13 million in the third quarter of 2014. Financing costs also include the Employee defined benefit net interest expense that has increased for 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013. Employee defined benefit plan net interest had decreased in 2014, relative to 2013, due to a decrease in the discount rate for the employee defined benefit pension plans and their associated deficit at the end of 2012 moving to a nominal surplus at the end of 2013. Moreover, commencing in the second quarter of 2015, financing costs are net of capitalized interest related to spectrum licences acquired during the spectrum auctions held by Industry Canada, which we expect to incorporate into our existing network in future periods. Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income, including $20 million of interest income in the second quarter of 2015 from the settlement of prior years’ income tax-related matters.

The trend in net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related after-tax interest on reassessments. The trend in basic earnings per share (basic EPS) also reflects the impact of share purchases under our 2015 NCIB program.

The trend in cash provided by operating activities reflects growth in consolidated EBITDA and lower income tax payments in 2015, net of higher interest expenses related to our financing activities. The trend in free cash flow reflects the factors in cash provided by operating activities, as well as increases in capital expenditures (excluding spectrum licences and non-monetary transactions), but excludes the effects of certain changes in working capital, such as trade accounts receivable and trade accounts payable.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and capital expenditures in Section 7.3 Cash used by investing activities.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Service	2,884	2,749	4.9%	5,713	5,451	4.8%
Equipment	208	189	10.1%	390	361	8.0%
Revenues arising from contracts with customers	3,092	2,938	5.2%	6,103	5,812	5.0%
Other operating income	10	13	(23.1)%	27	34	(20.6)%
	3,102	2,951	5.1%	6,130	5,846	4.9%

Consolidated Operating revenues increased by $151 million or 5.1% in the second quarter of 2015 when compared to the second quarter of 2014, and increased by $284 million or 4.9% in the first six months of 2015 when compared to the first six months of 2014.

•                  Service revenue increased year over year by $135 million or 4.9% in the second quarter of 2015 and $262 million or 4.8% in the first six months of 2015. The increases reflect growth in the wireless subscriber base; an increased proportion of higher-rate two-year plans in the wireless network revenue mix; higher wireless data usage from continued adoption of smartphones and other data-centric wireless devices; higher wireline Internet, enhanced data and TELUS TV services revenues due to subscriber growth; and increased wireline business process outsourcing and TELUS Health services revenues; all of which were partly offset by continuing declines in wireless and wireline voice revenues.

•                  Equipment revenue increased year over year by $19 million or 10% in the second quarter of 2015 and $29 million or 8.0% in the first six months of 2015. The increase in wireless equipment revenues was $29 million for the second quarter and $57 million for the first six months, reflecting increased retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions. Wireline data and voice equipment revenues decreased by $10 million for the second quarter and $28 million for the six-month period due to declines in business and government activity.

•                  Other operating income decreased year over year by $3 million or 23% in the second quarter of 2015 and $7 million or 21% in the first six months of 2015 mainly due to a decrease in current period amortization of deferred revenue in respect of the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities, and a reduction in recoveries of employee costs under eligible government-sponsored programs.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased	1,372	1,268	8.2%	2,656	2,490	6.7%
Employee benefits expense	649	610	6.4%	1,258	1,206	4.3%
Depreciation	361	348	3.7%	708	694	2.0%
Amortization of intangible assets	103	96	7.3%	212	213	(0.5)%
	2,485	2,322	7.0%	4,834	4,603	5.0%

Consolidated Operating expenses increased by $163 million or 7.0% in the second quarter of 2015 when compared to the second quarter of 2014 and increased by $231 million or 5.0% in the first six months of 2015 when compared to the first six months of 2014.

•                  Goods and services purchased increased year over year by $104 million or 8.2% in the second quarter of 2015 and $166 million or 6.7% in the first six months of 2015. This reflects an increase in wireless subscriber retention costs to 12.1% of wireless network revenue in the second quarter and first six months of 2015 as compared with 10.8% in the second quarter and 10.7% in the first six months of 2014. The increase in Goods and services purchased also reflects an increase in wireless customer service and distribution channel expenses, higher TELUS TV content costs, and higher non-labour restructuring and other like costs from the planned closure of all Black’s Photography retail stores (see Section 2 Core business and strategy), real estate rationalization and other efficiency initiatives, net of a decrease in wireless network operating costs and lower wireline equipment cost of sales associated with lower equipment revenues.

•                  Employee benefits expense increased year over year by $39 million or 6.4% in the second quarter of 2015 and $52 million or 4.3% in the first six months of 2015. Wages and salaries increased year over year by $19 million in the second quarter and $35 million in the six-month period, mainly from higher costs to support increased business process outsourcing revenue, net of a decrease in the number of wireless FTE employees from ongoing operational efficiency initiatives, including the integration of Public Mobile. Labour restructuring expenses increased year over year by $19 million in the second quarter and $16 million in the six-month period, mainly from the planned closure of all Black’s Photography retail stores and other efficiency initiatives. Employee defined benefit pension plan expenses increased year over year by $4 million in the second quarter and $10 million in the six-month period. Share-based compensation expenses increased year over year by $3 million in the second quarter and $7 million in the six-month period. These increases were partly offset by year-over-year increases in capitalized labour costs of $8 million for the second quarter and $19 million for the six-month period.

•                  Depreciation increased year over year by $13 million or 3.7% in the second quarter of 2015 and $14 million or 2.0% in the first six months of 2015, as growth in capital assets (such as broadband, TELUS TV-related assets and the wireless LTE network) and asset retirements of $9 million associated with the planned closure of all Black’s Photography retail stores (see Section 2 Core business and strategy) was partially offset by the impact of our continuing program of asset life studies.

•                  Amortization of intangible assets increased year over year by $7 million or 7.3% in the second quarter of 2015 and decreased by $1 million or 0.5% in the first six months of 2015. The increase in the quarter was primarily from growth in the intangible asset base. The year-over-year decrease in the first six months of 2015 reflects software asset life adjustments from our continuing program of asset life studies, partly offset by growth in the intangible asset base.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
	617	629	(1.9)%	1,296	1,243	4.3%

Operating income decreased year over year by $12 million or 1.9% in the second quarter of 2015, reflecting growth in wireless EBITDA of $11 million for the quarter (see Section 5.4), offset by a decline in wireline EBITDA of $3 million (see Section 5.5) and increases in depreciation and amortization expenses of $20 million for the quarter discussed above. In the first six months of 2015, operating income increased year over year by $53 million or 4.3% from growth in wireless EBITDA of $65 million and growth in wireline EBITDA of $1 million, partly offset by a net increase in total depreciation and amortization expenses of $13 million discussed above.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Gross interest expenses	132	113	16.8%	249	215	15.8%
Capitalized long-term debt interest	(9)	—	n/m	(9)	—	n/m
Employee defined benefit plans net interest	6	—	n/m	13	1	n/m
Interest (income) and foreign exchange (gains) losses	(19)	2	n/m	(26)	1	n/m
	110	115	(4.3)%	227	217	4.6%

Financing costs decreased by $5 million or 4.3% in the second quarter of 2015 and increased by $10 million or 4.6% for the first six months of 2015 when compared to the same periods in 2014.

•                  Gross interest expenses increased year over year by $19 million or 17% in the second quarter of 2015 and $34 million or 16% in the first six months of 2015, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate.

•                  Capitalized long-term debt interest is in respect of spectrum licences acquired during spectrum auctions held by Industry Canada, which we expect to incorporate into our existing network in future periods. Capitalization of long-term debt interest will continue until such spectrum is deployed in our network.

•                  Employee defined benefit plans net interest is calculated for each year based on the net defined benefit surplus (deficit) at December 31 of the respective previous year. Employee defined benefit net interest expense increased year over year by $6 million in the second quarter of 2015 and $12 million in the first six months of 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013.

•                  Interest (income) and foreign exchange (gains) losses fluctuate from period to period. Interest income was $21 million in the second quarter and first six months of 2015, primarily from the settlement of prior years’ income-tax related matters, as compared to $NIL in the second quarter of 2014 and $1 million in the first six months of 2014. The balance of amounts were foreign exchange related losses and (gains).

As a result of financing activities over the past 12 months, our weighted average interest rate on long-term debt (excluding commercial paper) was 4.42% as at June 30, 2015, as compared to 4.89% one year earlier. For additional details on our financing activities, see Long-term debt issues and repayments in Section 7.4.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except tax rates)	2015	2014	Change		2015	2014	Change
Basic blended income tax expense at weighted average statutory income tax rates	134	135	(0.7)%		282	269	4.8%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	48	—	n/m		48	—	n/m
Adjustments recognized in the current period for income taxes of prior periods	(19)	(2)	n/m		(19)	(2)	n/m
Other	3	—	n/m		2	1	n/m
Income taxes	166	133	24.8%		313	268	16.8%
Blended weighted average federal, provincial and non-Canadian statutory tax rate (%)	26.6	26.3	0.3	pts.	26.5	26.2	0.3	pts.
Effective tax rate (%)	32.7	25.9	6.8	pts.	29.3	26.1	3.2	pts.

Total income tax expense increased by $33 million or 25% in the second quarter of 2015 and $45 million or 17% in the first six months of 2015 when compared to the same periods in 2014, primarily due to a $48 million non-cash adjustment in the second quarter of 2015 to revalue deferred income tax liabilities arising from an increase to the Alberta provincial corporate tax rate from 10% to 12% effective July 1, 2015. Partly offsetting this adjustment is a $19 million recovery recorded in the second quarter of 2015 related to the settlement of prior years’ income tax-related matters (excluding related interest income).

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Net income	341	381	(10.5)%	756	758	(0.3)%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	(3)	(9)	66.7%	—	(3)	100.0%
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(122)	59	n/m	115	221	(48.0)%
Comprehensive income	216	431	(49.9)%	871	976	(10.8)%

Comprehensive income decreased by $215 million or 50% in the second quarter of 2015 and $105 million or 11% in the first six months of 2015 when compared to the same periods in 2014. This was primarily due to decreases in employee defined benefit plan re-measurements and net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators

As at June 30	2015	2014[1]	Change
Subscribers (000s):
Postpaid	7,221	6,877	5.0%
Prepaid	1,131	1,211	(6.6)%
Total	8,352	8,088	3.3%
Postpaid proportion of subscriber base (%)	86.5	85.0	1.5	pts.
HSPA+ population coverage[2] (millions)	35.7	35.2	1.4%
LTE population coverage[2] (millions)	33.9	29.8	13.8%

Wireless operating indicators

	Second quarters ended June 30				Six-month periods ended June 30
	2015	2014[1]	Change		2015	2014[1]	Change
Subscriber gross additions (000s):
Postpaid	249	247	0.8%		472	481	(1.9)%
Prepaid	106	132	(19.7)%		210	270	(22.2)%
Total	355	379	(6.3)%		682	751	(9.2)%
Subscriber net additions (000s):
Postpaid	76	78	(2.6)%		113	126	(10.3)%
Prepaid	(13)	(29)	55.2%		(42)	(67)	37.3%
Total	63	49	28.6%		71	59	20.3%
Blended ARPU, per month[3] ($)	63.48	61.69	2.9%		62.91	61.05	3.0%
Churn, per month[3] (%)
Blended	1.17	1.37	(0.20	)pts.	1.23	1.44	(0.21	)pts.
Postpaid	0.86	0.90	(0.04	)pts.	0.88	0.94	(0.06	)pts.
Cost of acquisition (COA) per gross subscriber addition[3] ($)	404	371	8.9%		398	359	10.9%
Retention spend to network revenue[3] (%)	12.1	10.8	1.3	pts.	12.1	10.7	1.4	pts.
Retention volume[3] (000s)	506	448	12.9%		991	894	10.9%

(1)         Effective January 1, 2014, prepaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, blended ARPU, blended churn and COA per gross subscriber addition) have been adjusted for the inclusion of 222,000 Public Mobile subscribers in the opening subscriber balances and subsequent Public Mobile subscriber changes.

(2)         Including network access agreements with other Canadian carriers.

(3)         See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions)	2015	2014	Change		2015	2014	Change
Network revenues	1,568	1,478	6.1%		3,103	2,921	6.2%
Equipment and other	154	126	22.2%		291	238	22.3%
External operating revenues	1,722	1,604	7.4%		3,394	3,159	7.4%
Intersegment network revenue	14	13	7.7%		28	26	7.7%
Total operating revenues	1,736	1,617	7.4%		3,422	3,185	7.4%
Data revenue to network revenues (%)	55	49	6	pts.	54	48	6	pts.

Total wireless operating revenues increased by $119 million or 7.4% in the second quarter of 2015 and $237 million or 7.4% in the first six months of 2015 when compared to the same periods in 2014. The increases reflect growth in both network and equipment revenues.

Network revenues from external customers increased year over year by $90 million or 6.1% in the second quarter of 2015 and $182 million or 6.2% for the first six months of 2015. Data network revenue increased year over year by 18% in the second quarter of 2015 and 19% in the first six months of 2015, reflecting growth in the subscriber base, an increased proportion of higher-rate two-year plans in the revenue mix, higher data usage from continued adoption of smartphones and other data-centric wireless devices, increased data roaming and the expansion of our LTE network coverage. Voice network revenue decreased year over year by 5.3% in the second quarter and first six months of 2015 due to the increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services.

•                  Monthly blended ARPU was $63.48 in the second quarter of 2015 and $62.91 in the first six months of 2015, reflecting year-over-year increases of $1.79 or 2.9% for the quarter and $1.86 or 3.0% for the six-month period. The increases were due to the effects of higher-rate two-year plans, growth in data usage, a more favourable postpaid subscriber mix and increased data roaming revenues, partly offset by declines in voice revenue due to the increased adoption of unlimited nationwide voice plans and the elimination of charges for paper bills.

•                  Gross subscriber additions were 355,000 in the second quarter of 2015 and 682,000 in the first six months of 2015, reflecting year-over-year decreases of 24,000 for the quarter and 69,000 for the six-month period. Postpaid gross additions were 249,000 in the second quarter of 2015 and 472,000 in the first six months of 2015, reflecting a year-over-year increase of 2,000 for the quarter and a year-over-year decrease of 9,000 for the six-month period. These changes were due to market pressures from slower market growth and industry-wide efforts to focus on retaining subscribers, which led to fewer customers switching carriers, offset by our customers first initiatives and our clear and simple approach. Prepaid gross additions were 106,000 in the second quarter of 2015 and 210,000 in the first six months of 2015, reflecting year-over-year decreases of 26,000 for the quarter and 60,000 for the six-month period, primarily due to higher Public Mobile gross additions in the comparable periods of 2014.

•                  Net subscriber additions were 63,000 in the second quarter of 2015 and 71,000 in the first six months of 2015, reflecting year-over-year increases of 14,000 for the quarter and 12,000 for the six-month period due to a reduction in our blended monthly churn rate, partly offset by lower gross subscriber additions. Postpaid net additions were 76,000 in the second quarter of 2015 and 113,000 for the first six months of 2015, down year over year by 2,000 for the quarter and 13,000 for the six-month period due to factors described above in gross subscriber additions, partly offset by a reduction in our postpaid monthly churn rate (see next paragraph). Prepaid subscribers decreased by 13,000 in the second quarter of 2015 and 42,000 in the first six months of 2015, as compared to decreases of 29,000 in the second quarter of 2014 and 67,000 in the first six months of 2014. Prepaid losses reflect conversions to postpaid services, market saturation with respect to prepaid services and continued competitive intensity in the lower end of the market typically served by prepaid plans.

•                  Our average monthly postpaid subscriber churn rate was 0.86% in the second quarter of 2015 and 0.88% for the first six months of 2015, as compared to 0.90% in the second quarter of 2014 and 0.94% in the first six months of 2014. Our blended monthly subscriber churn rate was 1.17% in the second quarter of 2015 and 1.23% in the first six months of 2015, as compared to 1.37% in the second quarter of 2014 and 1.44% in the first six months of 2014. The churn rates are among our lowest quarterly churn rates since we became a national carrier and their improvement was due to our continued focus on our customers first initiatives and our clear and simple approach, which differentiates TELUS in an intensely competitive market, as well as due to our retention efforts. The improvement in the blended churn rate also reflects a greater proportion of postpaid clients in our subscriber base.

Equipment and other revenues increased year over year by $28 million or 22% in the second quarter of 2015 and $53 million or 22% in the first six months of 2015, mainly due to increased retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased:
Equipment sales expenses	370	315	17.5%	718	609	17.9%
Network operating expenses	188	195	(3.6)%	372	388	(4.1)%
Marketing expenses	104	96	8.3%	194	179	8.4%
Other[1]	178	140	27.1%	336	279	20.4%
Employee benefits expense[1]	177	163	8.6%	339	332	2.1%
Total operating expenses	1,017	909	11.9%	1,959	1,787	9.6%

(1)         Includes restructuring and other like costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless segment expenses increased by $108 million or 11.9% in the second quarter of 2015 and $172 million or 9.6% in the first six months of 2015 when compared to the same periods in 2014.

Equipment sales expenses increased year over year by $55 million or 18% in the second quarter of 2015 and $109 million or 18% in the first six months of 2015, reflecting increased retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions.

•

Retention costs as a percentage of network revenue were 12.1% in the second quarter and the first six months of 2015, as compared to 10.8% in the second quarter of 2014 and 10.7% in the first six months of 2014. The increases were driven by greater retention volumes and associated commissions, as well as higher per-unit subsidy costs due to increased competitive intensity and a continued preference for higher-value smartphone devices. Greater retention volumes included early renewals and upgrades, which were partly driven by the coterminous expiration of two-year and three-year contracts beginning in June 2015.

•                  COA per gross subscriber addition was $404 in the second quarter of 2015 and $398 in the first six months of 2015, reflecting year-over-year increases of $33 for the quarter and $39 for the six-month period. The increases were mainly due to higher per-unit subsidy costs reflecting increased competitive intensity, a greater proportion of postpaid gross additions and higher-value smartphones in the sales mix, and higher commissions.

Network operating expenses decreased year over year by $7 million or 3.6% in the second quarter of 2015 and $16 million or 4.1% in the first six months of 2015. The decreases were due to lower network maintenance and support costs resulting from turning down the Public Mobile CDMA network in the third quarter of 2014, as well as lower data content share fees, partly offset by higher roaming costs driven by volume increases.

Marketing expenses increased year over year by $8 million or 8.3% in the second quarter of 2015 and $15 million or 8.4% in the first six months of 2015. The increases were primarily due to higher commission expenses driven by higher retention volumes, as well as an increase in advertising and promotions expenses.

Other goods and services purchased increased year over year by $38 million or 27% in the second quarter of 2015 and $57 million or 20% in the first six months of 2015. The increases reflect higher non-labour restructuring and other like costs primarily from the planned closure of all Black’s Photography retail stores (see Section 2 Core business and strategy), as well as higher bad debt provisions to support the growing subscriber base, the expansion of our distribution channels, and increases in external labour and administrative costs.

Employee benefits expense increased year over year by $14 million or 8.6% in the second quarter of 2015, reflecting higher labour restructuring costs from the planned closure of all Black’s Photography retail stores and other efficiency initiatives, higher share-based compensation and lower capitalized labour costs. In the first six months of 2015, employee benefits expense increased $7 million or 2.1%, reflecting higher labour restructuring costs and share-based compensation noted above, partly offset by lower wages and salaries mainly from a reduction in the number of FTEs as a result of our ongoing operational efficiency initiatives, including the integration of Public Mobile.

EBITDA — Wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2015	2014	Change		2015	2014	Change
EBITDA	719	708	1.5%		1,463	1,398	4.6%
Restructuring and other like costs included in EBITDA	36	3	n/m		42	6	n/m
EBITDA — excluding restructuring and other like costs	755	711	6.3%		1,505	1,404	7.1%
EBITDA margin (%)	41.4	43.8	(2.4	)pts.	42.8	43.9	(1.1	)pts.
EBITDA margin — excluding restructuring and other like costs (%)	43.5	44.0	(0.5	)pts.	44.0	44.1	(0.1	)pts.

Wireless EBITDA increased by $11 million or 1.5% in the second quarter of 2015 and $65 million or 4.6% in the first six months of 2015 when compared to the same periods in 2014. Wireless EBITDA — excluding restructuring and other like costs increased year over year by $44 million or 6.3% in the second quarter and $101 million or 7.1% in the first six months of 2015. The increases in EBITDA reflect network revenue growth driven by a larger customer base and higher ARPU, as well as ongoing operational efficiency initiatives including the integration of Public Mobile, partly offset by higher retention spend, increased customer service and distribution channel expenses, and higher restructuring and other like costs.

5.5 Wireline segment

Wireline operating indicators

As at June 30 (000s)	2015	2014	Change
High-speed Internet subscribers	1,520	1,431	6.2%
TELUS TV subscribers	954	865	10.3%
Network access lines (NALs):
Residential	1,516	1,600	(5.3)%
Business	1,599	1,615	(1.0)%
Total NALs	3,115	3,215	(3.1)%
Total wireline subscriber connections	5,589	5,511	1.4%

	Second quarters ended June 30			Six-month periods ended June 30
	2015	2014	Change	2015	2014	Change
High-speed Internet subscriber net additions	22	15	46.7%	45	36	25.0%
TELUS TV subscriber net additions	17	23	(26.1)%	38	50	(24.0)%
Net NAL gains (losses):
Residential	(20)	(19)	(5.3)%	(40)	(43)	7.0%
Business	(9)	4	n/m	(14)	4	n/m
Total NAL losses	(29)	(15)	(93.3)%	(54)	(39)	(38.5)%
Total wireline subscriber connections net additions	10	23	(56.5)%	29	47	(38.3)%

Operating revenues — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Data service and equipment	928	861	7.8%	1,831	1,703	7.5%
Voice service	383	410	(6.6)%	765	823	(7.0)%
Other services and equipment	57	63	(9.5)%	113	130	(13.1)%
Revenues arising from contracts with customers	1,368	1,334	2.5%	2,709	2,656	2.0%
Other operating income	12	13	(7.7)%	27	31	(12.9)%
External operating revenues	1,380	1,347	2.4%	2,736	2,687	1.8%
Intersegment revenue	43	44	(2.3)%	86	85	1.2%
Total operating revenues	1,423	1,391	2.3%	2,822	2,772	1.8%

Total wireline operating revenues increased by $32 million or 2.3% in the second quarter of 2015 and $50 million or 1.8% in the first six months of 2015 when compared to the same periods in 2014. The increases reflect continued growth in data revenue resulting from a larger high-speed Internet and TELUS TV subscriber base and growth in our business process outsourcing services and TELUS Health, partly offset by ongoing declines in legacy voice and equipment revenues, as well as continued competitive pressures in the business sector and from over-the-top (OTT) services.

Revenues arising from contracts with customers increased year over year by $34 million or 2.5% in the second quarter of 2015 and $53 million or 2.0% in the first six months of 2015.

•                  Data service and equipment revenues increased year over year by $67 million or 7.8% in the second quarter of 2015 and $128 million or 7.5% in the first six months of 2015. The increases were primarily due to: (i) increased Internet and enhanced data service revenues resulting from an 6.2% increase in high-speed Internet subscribers over 12 months, higher revenue per customer from upgrades to faster high-speed and larger usage rate Internet plans, subscribers coming off of promotional offers, the introduction of usage-based billing and certain rate increases in late 2014; (ii) growth in business process outsourcing revenues; (iii) increased TELUS TV revenues resulting from a 10% subscriber growth over the last 12 months; and (iv) increased TELUS Health revenues. These increases were partly offset by declines in managed services, video-conferencing revenues and equipment sales, largely reflecting lower business and government activity.

•                  Voice service revenues decreased year over year by $27 million or 6.6% in the second quarter of 2015 and $58 million or 7.0% in the first six months of 2015. The decreases reflect the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use. We experienced a 3.1% decline in NALs in the 12-month period ended June 30, 2015.

•                  Wireline subscriber connections net additions were 10,000 in the second quarter of 2015 and 29,000 in the first six months of 2015, reflecting year-over-year decreases of 13,000 for the quarter and 18,000 for the six-month period.

•                  Net additions of high-speed Internet subscribers were 22,000 in the second quarter of 2015 and 45,000 in the first six months of 2015, reflecting year-over-year increases of 7,000 in the quarter and 9,000 in the six-month period. The increases resulted from the expansion of our high-speed broadband footprint in urban and rural communities, and the pull-through impact from the continued adoption of Optik TV. Net additions of TELUS TV subscribers were 17,000 in the second quarter of 2015 and 38,000 in the first six months of 2015, reflecting year-over-year decreases of 6,000 in the quarter and 12,000 in the six-month period, as expansion of our addressable high-speed broadband footprint, increasing broadband speeds and improvements in our customer churn rate were offset by business additions in the first half of 2014, the effects of slower subscriber growth for paid TV services and increasing competition from OTT services. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, connecting more homes and businesses directly to fibre, and bundling these services together, resulted in combined Internet and TV subscriber growth of 178,000 or 7.8% over the last 12 months.

•                  Residential NAL losses were 20,000 in the second quarter 2015 and 40,000 in the first six months of 2015, as compared to 19,000 NAL losses in the second quarter of 2014 and 43,000 in the first six months of 2014. The residential NAL losses continue to reflect the ongoing, but moderating, trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of Optik TV and bundled service offerings.

•                  Business NAL losses were 9,000 in the second quarter of 2015 and 14,000 in the first six months of 2015 as compared to a net gain of 4,000 in second quarter and first six months of 2014. This continues to reflect increased competition in the business sector as well as the impact of the economic slowdown in the business market. NAL losses also reflect conversion of voice lines to more efficient IP services, thus expanding the NAL decline without a similar decline in revenue. As such, the correlation of legacy business NALs to current and future revenues has weakened and as a consequence we are reconsidering the future reporting of business NALs.

•                  Other services and equipment decreased year over year by $6 million or 9.5% in the second quarter of 2015 and $17 million or 13% in the first six months of 2015. The decreases mainly reflect the elimination of charges for paper bills and declines in voice equipment sales.

Other operating income decreased year over year by $1 million or 7.7% in the second quarter of 2015 and $4 million or 13% in the first six months of 2015. The decreases were mainly a result of a reduction in current period amortization of deferred revenue in respect of the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities, and a decrease in recoveries of employee costs under eligible government-sponsored programs.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased[1]	589	579	1.7%	1,150	1,146	0.3%
Employee benefits expense[1]	472	447	5.6%	919	874	5.1%
Total operating expenses	1,061	1,026	3.4%	2,069	2,020	2.4%

(1)                                 Includes restructuring and other like costs. See Section 11.1 Non-GAAP and other financial measures

Total wireline operating expenses increased by $35 million or 3.4% in the second quarter of 2015 and $49 million or 2.4% in the first six months of 2015 when compared to the same periods in 2014.

•                  Goods and services purchased increased year over year by $10 million or 1.7% in the second quarter of 2015 and $4 million or 0.3% in the first six months of 2015. This increase reflects growth in our subscriber base, including higher TV content costs, higher non-labour restructuring and other like costs, and higher administrative costs, partly offset by a decrease in equipment cost of sales associated with lower equipment revenues and reduced advertising and promotions costs.

•                  Employee benefits expense increased year over year by $25 million or 5.6% in the second quarter of 2015 and $45 million or 5.1% in the first six months, primarily due to year-over-year increases in wages and salaries mainly to support increased business process outsourcing revenue, as well as year-over-year increases in employee defined benefit pension plan expense, share-based compensation expenses and labour restructuring costs. These increases were partly offset by increases in capitalized labour costs.

EBITDA — Wireline segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions)	2015	2014	Change		2015	2014	Change
EBITDA	362	365	(0.9)%		753	752	0.2%
Restructuring and other like costs included in EBITDA	23	8	187.5%		34	13	161.5%
EBITDA — excluding restructuring and other like costs	385	373	2.9%		787	765	2.9%
EBITDA margin (%)	25.4	26.2	(0.8	)pts.	26.7	27.1	(0.4	)pts.
EBITDA — excluding restructuring and other like costs margin (%)	27.0	26.8	0.2	pts.	27.9	27.6	0.3	pts.

Wireline EBITDA decreased by $3 million or 0.9% in the second quarter of 2015 and increased by $1 million or 0.2% in the first six months of 2015 when compared to the same periods in 2014. EBITDA — excluding restructuring and other like costs increased year over year by 2.9% in the second quarter of 2015 and first six months of 2015, as compared to year-over-year revenue increases of 2.3% for the quarter and 1.8% for the six-month period reflecting improving margins in data services, including Internet, TELUS Health, TELUS TV and business process outsourcing services.

6.              Changes in financial position

Financial position as at:	June 30	Dec. 31
($ millions)	2015	2014	Change		Change includes:
Current assets
Cash and temporary investments, net	77	60	17	28%	See Section 7 Liquidity and capital resources
Accounts receivable	1,336	1,483	(147)	(10)%	A decrease in days outstanding in wireless and wireline, offset by an increase in operating revenues
Income and other taxes receivable	30	97	(67)	(69)%	Refund received as well as Income and other taxes payable for the current year offset against Income and other taxes receivable for prior years
Inventories	365	320	45	14%	An increase in the average unit costs resulting from a higher-value mix of smartphones
Prepaid expenses	381	199	182	91%	Prepayment of statutory employee benefits, property taxes, wireless licence fees and maintenance contracts net of amortization
Real estate joint venture advances	140	—	140	n/m %	Amounts reclassified from Non-current assets
Derivative assets	21	27	(6)	(22)%	Decrease due to maturation of restricted stock units partially offset by increase in U.S. currency hedging items
Current liabilities
Short-term borrowings	500	100	400	n/m %	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	1,960	2,019	(59)	(3)%

Decrease in payroll and other employee-related liabilities, restricted stock unit liability and timing of accounts payable payments, partly offset by increased accrued liabilities for the normal course issuer bid (NCIB) automatic share purchase plan (ASPP) and capital expenditures

Income and other taxes payable	3	2	1	50%	Increase is due to current income tax expense in excess of instalments
Dividends payable	253	244	9	4%	Increase in our dividend rate, offset by a reduction in shares outstanding as a result of our NCIB program
Advance billings and customer deposits	739	753	(14)	(2)%	Decrease arising from a lower number of wireless handsets shipped to external distribution channels and decrease in customer deposits
Provisions	156	126	30	24%	Primarily non-employee-related restructuring expenses in excess of associated disbursements
Current maturities of long-term debt	725	255	470	n/m %	Amounts reclassified from long-term debt. Increase is due to upcoming maturity of the $600 of our 3.65% Notes, Series CI in May 2016, partially offset by a decrease in commercial paper
Working capital (Current assets subtracting Current liabilities)	(1,986)	(1,313)	673	51%

Working capital increased due to an increase in Prepaid expenses, amounts from Real estate joint ventures advances reclassified as current assets, an increase in Inventories, and a decrease in Accounts payable and accrued liabilities. Working capital decreased due to an increase in Current maturities of long-term debt, an increase in Short-term borrowings, a decrease in Accounts receivable, and a decrease in Income and other taxes receivable/payable

Financial position as at:	June 30	Dec. 31
($ millions)	2015	2014	Change		Change includes:
Non-current assets
Property, plant and equipment, net	9,455	9,123	332	4%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	9,839	7,797	2,042	26%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	3,761	3,757	4	—%	An increase due to an acquisition of an electronic medical records (EMR) provider
Real estate joint venture advances	—	120	(120)	(100)%	The reclassification of real estate joint venture advances to Current assets
Real estate joint ventures	24	21	3	14%	See Transactions between related parties in Section 7.11
Other long-term assets	269	213	56	26%	An increase in pension and post-retirement assets resulting from returns on plan assets and higher investment net additions
Non-current liabilities
Provisions	356	342	14	4%	A portion of other restructuring costs expensed in the period was classified as non-current and an increase in asset retirement obligations arising from interest accretion
Long-term debt	10,598	9,055	1,543	17%	See Section 7.4 Cash provided (used) by financing activities for a discussion of our financing activities
Other long-term liabilities	862	931	(69)	(7)%	Primarily a reduction in pension and post-retirement plan deficits resulting from returns on plan assets, partially offset by an increase in the accrual for share-based compensation
Deferred income taxes	2,012	1,936	76	4%	Primarily a re-measurement of temporary differences recorded in Other Comprehensive Income and revaluation of the deferred tax liability for the increase in the Alberta corporate income tax rate
Owners’ equity
Common equity	7,534	7,454	80	1%	Net income of $756 and Other comprehensive income of $115, net of dividend declarations of $496 and share purchase activity under our NCIB program of $296

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

In the first six months of 2015, we paid $1.5 billion for the wireless spectrum licences acquired in the AWS-3 spectrum auction that took place in the first quarter of 2015 and $479 million for the wireless spectrum licences acquired in the 2500 MHz auction that took place in the second quarter of 2015. In March 2015, we publicly issued $1.75 billion in senior unsecured notes in three series with the proceeds mainly used to fund the AWS-3 spectrum licences, whereas we utilized existing Short-term borrowings and long-term credit facilities to fund the 2500 MHz spectrum licences.

In addition, we paid dividends of $487 million to the holders of Common Shares and returned $262 million of cash to shareholders through share purchases under our 2015 NCIB. On July 2, 2015, we paid dividends of $253 million to the holders of Common Shares and during the month of July 2015, purchased 0.7 million of our Common Shares by way of the automatic share purchase plan (ASPP) at a cost of $33 million.

Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3.

Cash flows

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2015	2014	Change	2015	2014	Change
Cash provided by operating activities	943	855	10.3%	1,661	1,453	14.3%
Cash used by investing activities	(2,377)	(1,517)	(56.7)%	(3,303)	(2,344)	(40.9)%
Cash provided (used) by financing activities	(68)	667	(110.2)%	1,659	612	171.1%
Increase (decrease) in Cash and temporary investments, net	(1,502)	5	n/m %	17	(279)	106.1%
Cash and temporary investments, net, beginning of period	1,579	52	n/m %	60	336	(82.1)%
Cash and temporary investments, net, end of period	77	57	35.1%	77	57	35.1%

7.2 Cash provided by operating activities

Cash provided by operating activities increased year over year by $88 million or 10% in the second quarter of 2015 and $208 million or 14% in the first six months of 2015.

Analysis of changes in cash provided by operating activities

($ millions)	Second quarter	Six-month period
Cash provided by operating activities, three-month and six-month periods ended June 30, 2014	855	1,453
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	8	66
Lower (higher) share-based compensation cash outflows, net of expense	2	(37)
Lower employer contributions to defined benefits plans, net of expense	5	13
Lower restructuring disbursements, net of restructuring expenses	46	54
Higher interest paid	(5)	(29)
Higher interest received	3	2
Lower income taxes paid, net of recoveries received	59	168
Other operating working capital changes	(30)	(29)
Cash provided by operating activities, three-month and six-month periods ended June 30, 2015	943	1,661

•                  Employer contributions to employee defined benefit plans decreased as a result of returns on plan assets, changes in discount rates and the utilization of letters of credit.

•                  Income taxes paid, net of recoveries received, decreased in the second quarter and first six months of 2015. The decrease for the quarter reflects lower required instalments as well as higher refunds received. The decrease for the six-month period also includes a lower final income tax payment for the 2014 income tax year than was required in the comparable periods of 2014 for the 2013 income tax year.

7.3 Cash used by investing activities

Cash used by investing activities increased year over year by $860 million or 57% in the second quarter of 2015 and $959 million or 41% in the first six months of 2015. The changes included the following:

•                  Year-over-year increases in Cash payments for capital assets (excluding spectrum licences) of $90 million in the second quarter of 2015 and $155 million in the first six months of 2015. These increases were composed of:

•                  Year over year increases in capital expenditures of $28 million in the second quarter of 2015 and $167 million in the first six months of 2015 (see table and discussion below)

•                  Comparative decrease in Accounts payable and accrued liabilities of $62 million in the second quarter of 2015 and increase of $12 million in the first six months of 2015, which reflect payment timing differences in respect of capital expenditures.

•                  Payments for wireless spectrum licences in the second quarter of 2015 relate to the AWS-3 spectrum auction and the 2500 MHz spectrum auction (please refer to the following table for additional details). Comparatively, in 2014, we had payments for wireless spectrum licences related to the 700 MHz spectrum auction. This reflects the atypical concentration of wireless spectrum auctions over an 18-month period, which has allowed us to nearly double our national spectrum holdings.

Payments for wireless spectrum licences

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2015	2014	2015	2014
700 MHz Industry Canada spectrum auction	—	914	—	1,143
AWS-3 Industry Canada spectrum auction	1,209	—	1,511	—
2500 MHz Industry Canada spectrum auction	479	—	479	—
Total	1,688	914	1,990	1,143

•                  Payments for business acquisitions and related investments to complement our existing lines of business, totalling $1 million in the second quarter of 2015 (second quarter of 2014 — $3 million) and $5 million in the first six months of 2015 (first six months of 2014 — $40 million).

•                  Advances and contributions to the real estate joint ventures, net of receipts, in the amount of $15 million in the second quarter of 2015 (second quarter of 2014 — $10 million) and $22 million in the first six months of 2015 (first six months of 2014 — $24 million), which primarily reflect advances under construction credit facilities commensurate with construction progress.

Capital expenditure measures

	Second quarters ended June 30				Six-month periods ended June 30
($ millions)	2015	2014	Change		2015	2014	Change
Capital expenditures excluding spectrum licences and non-monetary transactions[1]
Wireless segment	227	228	(0.4)%		475	393	20.9%
Wireline segment	437	408	7.1%		824	739	11.5%
Consolidated	664	636	4.4%		1,299	1,132	14.8%
EBITDA less capital expenditures (excluding spectrum licences and non-monetary transactions)[2]	417	437	(4.6)%		917	1,018	(9.9)%
Wireless segment capital intensity (%)	13	14	(1	)pt.	14	12	2	pts.
Wireline segment capital intensity (%)	31	29	2	pts.	29	27	2	pts.
Consolidated capital intensity[2] (%)	21	22	(1	)pt.	21	19	2	pts.

(1)         Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the interim consolidated statements of cash flows. See Note 25(b) of the interim consolidated financial statements.

(2)         See calculation and description in Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures were essentially unchanged year over year in the second quarter of 2015, reflecting our continued investment in wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the ongoing deployment of 700 MHz spectrum. In the first six months of 2015, wireless capital expenditures increased year over year by $82 million or 21% mainly from higher investments in wireless broadband infrastructure as the deployment of 700 MHz spectrum commenced in the second quarter of 2014. We also continue to invest in system and network resiliency and reliability in support of our ongoing customers first initiatives and to ready the network and systems for future retirement of legacy assets. Wireless EBITDA less capital expenditures was $988 million for the first six months of 2015, reflecting a year-over-year decrease of $17 million as the increase in capital expenditures was only partially offset by growth in EBITDA.

Wireline segment capital expenditures increased year over year by $29 million or 7.1% in the second quarter of 2015 and $85 million or 12% in the first six months of 2015. The increases were primarily due to continuing investments in broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. This investment supports our high-speed Internet and Optik TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extends the reach and functionality of our healthcare solutions. We also continued our investments in system and network resiliency and reliability. Wireline EBITDA less capital expenditures was $(71) million in the first six months of 2015, reflecting a year-over-year decrease of $84 million as increases in our strategic investment in broadband infrastructure exceeded the growth in EBITDA.

7.4 Cash provided (used) by financing activities

Net cash used by financing activities was $68 million in the second quarter of 2015, as compared to $667 million net cash provided by financing activities in the second quarter of 2014. Net cash provided by financing activities was $1.7 billion in the first six months of 2015, as compared to $612 million net cash provided by financing activities in the first six months of 2014. Financing activities included the following:

Dividends paid to the holders of Common Shares

Dividends paid to the holders of Common Shares were $243 million in the second quarter of 2015 or an increase of $19 million from the second quarter of 2014. Dividends paid for the first six months of 2015 were $487 million or an increase of $41 million from the first six months of 2014. The increases reflect higher dividend rates under our dividend growth program (see Section 4.3), offset by lower outstanding shares resulting from shares purchased and cancelled under our 2015 NCIB program.

Purchase of Common Shares for cancellation

Under our 2015 NCIB, we purchased approximately 3.3 million shares in the second quarter of 2015 and approximately 7.1 million shares in the first six months of 2015, for $135 million in the quarter and $291 million for the six-month period. During the month-ended July 31, 2015, we purchased approximately 0.7 million shares for $33 million. In 2014, we purchased approximately 4.8 million shares in the second quarter and approximately 9.1 million shares in the first six months under our 2014 NCIB, for $188 million in the quarter and $349 million for the six-month period. See Section 4.3 for details of our planned multi-year share purchase program through 2016.

Normal course issuer bid in 2015

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in Accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	3,793,200	41.06	156	—	156
Second quarter	3,322,600	40.74	135	29	106
July	746,100	44.16	33	(27)	60
Total	7,861,900	41.22	324	2	322

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to the sale of trade receivables in securitization transactions (see Section 7.7 Sale of trade receivables). Such proceeds were $100 million throughout the first quarter of 2015 and increased to $500 million during the second quarter of 2015. In comparison, such proceeds were $100 million throughout the second quarter of 2014, after being reduced by $300 million to $100 million in the first quarter of 2014.

Long-term debt issues and repayments

Long-term debt repayments, net of issues, were $119 million in the second quarter of 2015, whereas long-term debt issues, net of repayments, were $2.0 billion in the first six months of 2015, and were composed of:

•                  A March 24, 2015, public issue of $1.75 billion in senior unsecured notes in three series: a $250 million offering at 1.50% due March 27, 2018, a $1.0 billion offering at 2.35% due March 28, 2022, and a $500 million offering at 4.40% due January 29, 2046. The net proceeds were used to fund a portion of the $1.5 billion purchase price of the AWS-3 wireless spectrum licences and the remainder was used for general corporate purposes.

•                  Net decreases in commercial paper of $519 million in the second quarter of 2015 and $130 million in the first six months of 2015, to a balance of $NIL, as at June 30, 2015.

•                  Net increases in amounts drawn on our five-year revolving credit facility of $400 million in the second quarter of 2015 and first six months of 2015 ($NIL at June 30, 2014 and December 31, 2014). See Section 7.6 Credit facilities.

In comparison, Long-term debt issues, net of repayments, were $1.1 billion in the second quarter of 2014 and $1.7 billion in the first six months of 2014. On April 4, 2014, we issued $1.0 billion in senior unsecured notes in two series: a $500 million offering at 3.20% due April 5, 2021 and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay the approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

These debt issues, combined with those in the third quarter of 2014, increased our average term to maturity of long-term debt (excluding commercial paper) to approximately 10.9 years as at June 30, 2015, compared to approximately 10 years as at June 30, 2014. Additionally, our weighted average cost of long-term debt (excluding commercial paper) was 4.42% as at June 30, 2015, as compared to 4.89% as at June 30, 2014, as a result of our 2014 and 2015 re-financing activities.

7.5 Liquidity and capital resource measures

Net debt was $11.8 billion as at June 30, 2015, an increase of $2.5 billion when compared to one year earlier, resulting from our re-financing activities in 2014 and incremental debt issued (primarily for the acquisition of 700 MHz, AWS-3, and 2500 MHz spectrum licences), as well as an increase in Short-term borrowings, as discussed above.

Fixed-rate debt as a proportion of total indebtedness was 92% as at June 30, 2015, up from 91% one year earlier, due to our 2014 re-financing activities and financing of 700 MHz and AWS-3 spectrum licence purchases with fixed-rate debt, partly offset by an increase in Short-term borrowings and draws from our revolving credit facility, which emulate floating-rate debt during the second quarter of 2015.

Net debt to EBITDA — excluding restructuring and other like costs ratio was 2.67 times for the 12-month period ended June 30, 2015, up from 2.21 times one year earlier. Our long-term objective for this measure is 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+ or the equivalent and providing reasonable access to capital. At the end of the second quarter of 2015, this ratio was outside of the long-term objective range due to the issuance of incremental debt for the acquisition of spectrum licences, which has been auctioned in unprecedented amounts and in atypical concentrations during 2014 and 2015, partly offset by growth in EBITDA — excluding restructuring and other like costs. These acquired licences have nearly doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We will endeavour to return to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. While this ratio currently exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, June 30	2015	2014	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	11,795	9,272	2,523
EBITDA — excluding restructuring and other like costs	4,414	4,203	211
Net interest cost[2]	451	408	43
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	92	91	1	pt.
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.9	10.0	0.9
Net debt to EBITDA — excluding restructuring and other like costs[1] (times)	2.67	2.21	0.46
Coverage ratios[1] (times)
Earnings coverage	5.1	5.7	(0.6)
EBITDA — excluding restructuring and other like costs interest coverage[2]	9.8	10.3	(0.5)
Other measures (%)
Dividend payout ratio of adjusted net earnings[1]	71	68	3	pts.
Dividend payout ratio[1]	72	67	5	pts.

(1)         See Section 11.1 Non-GAAP and other financial measures.

(2)         The figure for the 12-month period ended June 30, 2014 has been restated.

Earnings coverage ratio for the 12-month period ended June 30, 2015 was 5.1 times, down from 5.7 times one year earlier. Higher borrowing costs reduced the ratio by 0.8, while growth in income before borrowing costs and income taxes increased the ratio by 0.2.

EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended June 30, 2015 was 9.8 times, down from 10.3 times one year earlier. An increase in net interest costs (including the September 2014 long-term debt prepayment premium) reduced the ratio by 1.0, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.5. See Section 7.6 Credit facilities.

Dividend payout ratios: Our financial objective is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for the 12-month periods ended June 30, 2015 and 2014 were consistent with the objective range.

7.6 Credit facilities

As at June 30, 2015, we had available liquidity of $1.9 billion from unutilized credit facilities, which adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS credit and other bank credit facilities at June 30, 2015

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility[1]	May 31, 2019	2,250	400	—	—	1,850

(1)         Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 (our ratio was approximately 2.67 to 1.00 as at June 30, 2015) and not permit our consolidated coverage ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00 (approximately 9.79 to 1.00 as at June 30, 2015, and expected to remain well above the covenant) at the end of any financial quarter. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility and is to be used for general corporate purposes, including capital expenditures and investments. During the second quarter of 2015, our Board of Directors approved an increase to our commercial paper program up to a maximum aggregate amount of $1.4 billion (December 31, 2014 - $1.2 billion), as well as authorized a U.S. dollar denominated commercial paper program up to $1.0 billion within this maximum aggregate amount. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other letter of credit facilities

As at June 30, 2015, we had $198 million of letters of credit outstanding (December 31, 2014 — $164 million), issued under various uncommitted facilities. We are also able to provide letters of credit pursuant to our committed bank credit facility. In addition, we had arranged incremental letters of credit of $198 million that allowed us to participate in Industry Canada’s AWS-3 auction and 2500 MHz auction, which were held in March 2015 and in April-May 2015, respectively. Concurrent with funding the purchase of the spectrum licences, these incremental letters of credit were extinguished.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2016, and as at June 30, 2015, we had drawn the maximum amount of $500 million. (See Note 19 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of August 7, 2015.

7.8 Credit ratings

On May 7, 2015, DBRS Ltd. announced a downgrade to its long-term rating of TELUS, but such revised rating is still consistent with our objective of maintaining investment grade credit ratings in the range of BBB+ or the equivalent. DBRS also downgraded its short-term credit rating for TELUS. DBRS cited changes in the Company’s financial risk profile from our issuance of debt to fund the acquisition of the AWS-3 spectrum licences as a factor when announcing the rating changes. DBRS’s announcement limits our ability to access the commercial paper markets in Canada. We expect to be able to continue to access short-term funding from other available sources, including the U.S. commercial paper market. We believe adherence to most of our stated financial objectives and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2014 MD&A.

Liquidity risk

As of the date of this MD&A, we can offer $1.25 billion of debt or equity securities pursuant to a shelf prospectus that is effective until December 2016.

As at June 30, 2015, we had credit facilities available, including a $2.25 billion facility expiring on May 31, 2019 (see Section 7.6 Credit facilities). We also had $77 million in cash and temporary investments as at June 30, 2015. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at June 30, 2015, our contractual commitments related to the acquisition of property, plant and equipment were $430 million over a period ending December 31, 2017, as compared to $321 million over a period ending December 31, 2015 reported in our 2014 annual report, primarily driven by the increase in commitments related to broadband expansion.

Indemnification obligations

At June 30, 2015, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Note 23 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares as at (millions)	June 30, 2015	July 31, 2015
Common Shares	602	602
Common Share options	3	3
Exercisable Common Share options	3	3

7.11 Transactions between related parties

Investments in significant controlled entities

As at June 30, 2015, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which, in turn, ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2014.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team, including our Executive Chair. Total compensation expense amounts for key management personnel were $13 million and $24 million, respectively, in the second quarter and first six months of 2015, as compared to $13 million and $23 million, respectively, in the second quarter and first six months of 2014. See Note 24(b) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit pension plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first six months of 2015, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 18 of our interim consolidated financial statements. As at June 30, 2015, commitments and contingent liabilities for the real estate joint ventures include construction-related contractual commitments through to 2018 (approximately $169 million) and construction credit facilities ($114 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden joint venture has sales contracts in place for substantially all units in the residential tower and, as at June 30, 2015, the proportion of space leased in the office tower was approximately 93%.

Subsequent to June 30, 2015, the TELUS Garden real estate joint venture issued $225 million of 3.4% senior office tower-secured bonds, due 2025; the net proceeds repaid the $189 million drawn on the office tower construction credit facility (one-half of which was repaid to TELUS as a 50% lender), with the balance to fund office tower property cash accounts and to partially refund office tower equity contributions. This is the first time in North America that green mortgage bonds have been used to support real estate financing. In addition, the TELUS Sky real estate joint venture entered into credit agreements with three Canadian financial institutions (as 66-2/3% lender) and TELUS (as 33-1/3% lender) to provide $342 million of construction financing for the project.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements dated December 31, 2014. Our critical accounting estimates and significant judgments are described in Section 8.1 of our annual 2014 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are discussed with the Audit Committee each quarter.

8.2 Accounting policy developments

Revenue from contracts with customers: IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board (IASB) on July 22, 2015. The IASB and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. We are currently assessing the impacts and transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and possibly the capitalization of the costs of contract fulfilment (as defined by the new standard). The timing of revenue recognition and the classification of our revenues as either service or equipment, will be affected due to the allocation of consideration in multiple element arrangements (solutions for our customers that may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time) no longer being affected by limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless segment. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of such revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of revenue relative to the associated cash inflows will also result in the recognition of an asset. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware will be similarly affected.

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard. The new standard will result in our wireless and wireline segments’ costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice of immediately expensing such costs.

Our operations and associated systems are complex and the accounting for millions of our multi-year contracts with our customers will be affected. Significantly, so as to effect the associated accounting, incremental compilation of historical data will be needed for the millions of our already existing multi-year contracts with our customers that are expected to be in-scope for purposes of transitioning to the new standard. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) necessary to comply with the new standard is expected to span a period of time ending no earlier than the first half of 2017. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2015, are expected to have no significant effect on our financial performance.

9.              Update to assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2015 outlook, as described in Section 9 General trends, outlook and assumptions of our annual 2014 MD&A, remain the same, except as updated below.

•                  Our revised estimate for economic growth in Canada is in the range of 1.0% to 1.5% in 2015 (previously 2.1%).

•                  Restructuring and other like costs has been revised to approximately $125 million from approximately $75 million to support ongoing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth.

•                  Our cash income tax payments assumption has been revised downward to a range of $200 million to $260 million, from our original assumption of $280 million to $340 million, due to the deferral of the 2015 instalments to 2016 and higher refunds from the settlement of prior years’ income tax-related matters.

10.       Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A. Our principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities were described in our annual 2014 MD&A. Certain updates follow.

10.1 Regulatory matters

The following are updates to Section 10.4 Regulatory matters in our annual 2014 MD&A.

Our telecommunications, broadcasting and radiocommunication services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), the Minister of Industry and the Minister of Canadian Heritage. This legislation and accompanying regulations relate to, among other matters, rates, terms and conditions for the provision of telecommunications services, licensing of broadcasting services, licensing of spectrum, and restrictions on ownership and control by non-Canadians. The outcome of regulatory proceedings, reviews, appeals, policy announcements, court cases and other developments could have a material impact on our operating procedures and profitability.

Recent court rulings

White c. Châteauguay (Ville de)

On May 30, 2014, the Quebec Court of Appeal (the Court) held that a municipality can determine the location of a radiocommunication system (including communications antennae). The Court also held that there was no judicial authority establishing that a municipal determination of the location of a radiocommunication system would be contrary to federal jurisdiction over radiocommunications and telecommunications. This ruling could impact a wireless carrier’s ability to locate and place towers and to operate its network both within the province of Quebec and beyond. Leave to appeal the decision to the Supreme Court of Canada was granted on January 29, 2015.

Radiocommunication licences and wireless roaming and tower sharing requirements

Wireless competitive intensity

The level of competitive intensity in the wireless market has increased during the first six months of 2015 and is expected to continue. The results of the 2500 MHz wireless spectrum auction and Industry Canada’s approval of a series of certain spectrum licence transfer applications, along with other industry developments, may contribute to this increasing competitive intensity including the possible establishment of a fourth national wireless carrier. We believe we have positioned ourselves to respond to this competition with our 4G wireless networks, our outstanding customer service, and our innovative and differentiated wireless products and services. There can be no assurance that the Company’s preparations and responses will be as successful as planned.

Additional wireless spectrum licences to be auctioned in August 2015

On May 1, 2015, the Industry Minister announced that unallocated licences from the recent 700 MHz and AWS-3 spectrum auctions would be made available in a new auction to be held in August 2015. Spectrum to be auctioned includes 30 MHz of AWS-3 spectrum in Saskatchewan and Manitoba as well as 10 MHz of 700 MHz spectrum in Yukon, Northwest Territories and Nunavut. Industry Canada issued the Licensing Framework for the auctions on July 10, 2015.

Health Canada Safety Code 6

On March 13, 2015, Health Canada published revised guidelines for recommended human exposure to radiofrequency (RF) electromagnetic energy (i.e. energy from various electronic devices such as wireless handsets, Wi-Fi and broadcasting and cellular towers). The guidelines are referred to as Safety Code 6 and are among the most rigorous in the world. It is a condition of TELUS’ spectrum licences to comply with Safety Code 6 limits. TELUS has reviewed the revised limits and is undertaking necessary measures to ensure compliance.

Compliance with radio authorization conditions and telecommunications regulations

Industry Canada regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus and frequency bands and/or radio channels within various frequency bands to service providers and private users. Industry Canada also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

While we believe that we are substantially in compliance with our radio authorization conditions, there can be no assurance that we will be found to comply with all radio authorization conditions, or if found not to be compliant, that a waiver will be granted or that the costs to be incurred to achieve compliance will not be significant. Any failure to comply with the radio authorization conditions could result in the revocation of our licences and/or the imposition of fines.

On December 18, 2013, the federal government announced that it would be amending both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the power to impose administrative monetary penalties (AMPs). The generalized AMP amendment to the Telecommunications Act applies to contraventions of provisions of the Act or any decision or regulation made by the CRTC under the Act. The amendment allows the CRTC to impose an administrative monetary penalty on a corporation in an amount not to exceed $10 million for a first contravention and up to $15 million for a subsequent contravention. The Radiocommunication Act AMPs amendment is more focused, applying to unauthorized operation of radio apparatus, contraventions of new requirements concerning jammers and contraventions of auction rules, standards and procedures. On December 16, 2014, Bill C-43, Economic Action Plan 2014 Act, No. 2, received royal assent and the provisions governing administrative monetary penalties are now in effect. On March 27, 2015, the CRTC issued Compliance and Enforcement and Telecom Information Bulletin CRTC 2015-111, Guidelines regarding the general administrative monetary penalties regime under the Telecommunications Act, in which it outlined its approach to compliance and enforcement, as well as how it intends to use its new powers to impose administrative monetary penalties.

Risk mitigation: We continue to strive to comply with all licence and renewal conditions and we plan to participate in future wireless spectrum auctions. We have advocated to the federal government for a level playing field in respect of spectrum auction rules, such that established wireless companies like TELUS can bid on an equal footing with others for spectrum blocks available at auction or are able to purchase spectrum licences available for sale from entrants.

We are reviewing and enhancing our compliance programs, practices and procedures in view of the broadened administrative monetary penalties under the Telecommunications Act and the Radiocommunication Act that are now in effect.

Regulatory and federal government reviews

The CRTC has held public proceedings to review, among other issues, wireline wholesale services (including the appropriateness of mandating competitor access to our fibre-to-the-premises (FTTP) facilities), wireless wholesale services and the regulatory framework relating to television broadcasting. It has also initiated a proceeding on basic telecommunications services (including the national contribution mechanism).

Wireline wholesale services review

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326. This decision updates the Commission’s framework for the provision of regulated wireline wholesale services and will remain in place for a minimum of five years. With two key exceptions, the decision substantially preserves status quo established in the Commission’s 2008 wireline wholesale framework. First, the Commission has ordered the introduction of a disaggregated wholesale high-speed Internet access service for ISP competitors. This will include access to fibre-to-the-premises (FTTP) facilities. This requirement is being phased-in geographically beginning in the largest markets in Ontario and Quebec, i.e. in the serving territories of Bell Aliant, Bell Canada, Cogeco, Rogers and Videotron. The Commission has not established a timeline for the introduction of the new requirements in TELUS’ traditional serving territories in Alberta, British Columbia or Quebec. The implementation of this new service will ultimately depend on demand for the service in any given location. Additionally, the Commission determined that the provision of unbundled local loops to competitors will no longer be mandated and will be phased-out over a three-year transition period. Unbundled local loops are the copper lines connecting homes and businesses to the central offices in TELUS’ network. The lines are used by competitors to provide voice or lower speed Internet services to their retail customers. TELUS anticipates no material adverse impact from the CRTC’s decision in the short term. Given the phased implementation of certain aspects of the decision (including the introduction of a disaggregated wholesale high-speed Internet access service for competitors), it is too early to determine what impact this decision will have on TELUS in the longer term.

Wireless wholesale services review

On June 19, 2014, Section 27.1 of the Telecommunications Act came into effect, which capped wholesale wireless roaming rates charged to Canadian carriers for voice, data and text roaming services. On May 5, 2015, the CRTC issued its decision in its wireless wholesale services review. The main determination is that the CRTC will regulate wholesale GSM-based domestic roaming rates that TELUS, Rogers and Bell charge new entrant wireless carriers. Interim tariffs were filed by TELUS, Rogers and Bell on June 4, 2015 based on the current maximum rate each carrier respectively charged at that time for wholesale GSM-based domestic roaming, and proposed final tariff rates based on the CRTC’s Phase II costing approach are to be filed by each of TELUS, Rogers and Bell on November 4, 2015. In light of its decision, the CRTC recommended that the Governor in Council repeal the wholesale roaming cap established by Section 27.1 of the Telecommunications Act. This occurred on July 1, 2015 by way of a Governor in Council Order. It is not expected that the CRTC’s decision will have a material impact on TELUS’ operations.

Basic telecommunications services

On April 9, 2015, the CRTC issued Telecom Notice of Consultation CRTC 2015-134 announcing a two-phased proceeding to determine what telecommunications services (e.g. voice and broadband) are required by all Canadians to participate in the digital economy. The first phase of the review is an information-gathering phase in which the CRTC will review its policies on basic telecommunications services and gather information to better understand which telecommunications services are being offered across Canada and whether any areas are underserved or unserved. The first phase closed on July 14, 2015 with the filing of first interventions on issues with answers to CRTC questions. The second phase of the review will begin in the fall of 2015 at which time the CRTC will hold further consultations to collect comments from Canadians regarding the issues identified. The details of this phase will be announced at a later date. Following the second phase, a public hearing will be held commencing April 11, 2016. Among other things, the CRTC will review whether broadband Internet service should be a basic telecommunications service and whether there should be changes to the national contribution fund from which voice service in high-cost servicing areas and video relay service are currently subsidized. It is too early to determine what impact the outcome of this proceeding will have on TELUS.

9-1-1 networks

On July 9, 2015, the CRTC issued Telecom Notice of Consultation CRTC 2015-305, Matters related to the reliability and resiliency of the 9-1-1 networks. The CRTC announced that it is initiating this proceeding as a preventative measure and will be reviewing the reliability and resiliency of 9-1-1 networks, quality of service standards and other matters to determine whether it is necessary to establish new regulatory measures. It is not expected that the CRTC’s review will have a material impact on TELUS’ operations.

Public consultation on television broadcasting and distribution (Let’s Talk TV review)

In September 2014, the CRTC concluded a review of the regulatory framework relating to television broadcasting. A number of issues were discussed in this proceeding, including the CRTC’s proposal to increase the ability of consumers to choose to subscribe to programming services on a service-by-service basis, whether to require contribution payments from currently exempted content providers and how to set wholesale rates for programming services in an environment that promotes greater choice for consumers. The CRTC has now released all of the substantial policy decisions related to this consultation, namely Broadcasting and Telecom Regulatory Policy CRTC 2014-576 prohibiting 30-day cancellation policies, followed by the January releases of Broadcasting Regulatory Policy CRTC 2015-24 relating to over-the-air transmission of television signals and local programming, and Broadcasting Regulatory Policy CRTC 2015-25 relating to measures to address issues associated with simultaneous substitution. In March 2015, the CRTC released Broadcasting Regulatory Policy CRTC 2015-86, which focused on measures to promote the creation of Canadian content, Broadcasting Regulatory Policy CRTC 2015-96, which set out a new regulatory framework to promote greater choice for consumers in the selection of programming services, and Broadcasting Regulatory Policy CRTC 2015-104, which announced a new consumer code for television services for which the Commissioner for Complaints for Telecommunications Services (CCTS) would act as ombudsman. TELUS believes its approach to television is very similar to that outlined in these policy decisions and does not expect them to have a material impact on our operations. In an associated development, on June 4, 2015, the CRTC released Broadcasting and Telecom Notice of Consultation CRTC 2015-239 to review the mandate for the CCTS, including any changes to the CCTS’ governance and procedures that might be required so that it could review complaints under a consumer code for television services.

Risk mitigation: We will participate in CRTC follow-up proceedings for the implementation of the new disaggregated wholesale high-speed Internet access service for ISP competitors in Ontario and Quebec, including with respect to service configuration and tariff-related costing, mark-up and cost recovery related issues, in order to influence the implementation of the service in our serving territories, if and when the service is phased in.

We participated in the wireless wholesale services review proceeding to demonstrate that the wireless marketplace is competitive and there is no need for additional CRTC regulation in respect of wireless wholesale services, including roaming rates and rates for access to wireless towers and sites. We will be filing Phase II cost studies to support a proposed tariff containing final wireless roaming rates that would be available to new entrants.

We are participating in the basic telecommunications services review and are opposing any new industry-funded subsidies for broadband or other services in other areas of Canada.

We are participating in the review of 9-1-1 networks to ensure effective access to emergency services critical to the health and safety of Canadians.

We participated in the CRTC’s consultation to amend the regulatory framework applicable to television and supported the CRTC’s goal to make greater choice available to our TV customers. We focused on changes to the regulatory framework needed to address concerns related to vertical integration in the broadcasting sector and artificially high wholesale prices for programming services maintained through the sale of services in large packages (which does not reflect consumer demand for any specific service in the large bundle). Our approach to television services is very much aligned with the recent CRTC policy decisions that are described above. These decisions assist us in dealing with concerns related to vertical integration in the broadcasting industry.

CRTC’s national Wireless Code/Provincial consumer protection legislation

On June 3, 2013, the CRTC issued The Wireless Code, Telecom Regulatory Policy CRTC 2013-271, which established a mandatory code of conduct for providers of retail mobile wireless voice and data services to individuals and small businesses. The Wireless Code applies across Canada and sets baseline requirements for customer rights and service provider responsibilities. It deals with issues such as clarity and content of mobile wireless service contracts, application of early cancellation fees, mandatory caps on data and roaming charges, and removal of cancellation fees after two years.

Although the Wireless Code went into effect on December 2, 2013 and applies to mobile wireless service contracts signed, amended, renewed or extended after that date, the CRTC has also stated that the Wireless Code will apply to all wireless contracts, no matter when they were entered into, on June 3, 2015. This means that, as of June 3, 2015, the Wireless Code applies retrospectively to all retail mobile wireless service contracts with individuals and small businesses, including those in place prior to December 2, 2013. Contracts that have device balances that are reduced over a period greater than 24 months, which is the case for any three-year mobile wireless service contracts that were not yet expired by June 3, 2015, do not comply with the Wireless Code and accordingly, we have eliminated the device balance for the three-year contracts that have been entered into prior to June 3, 2013.

On May 19, 2015, the Federal Court of Appeal determined that the CRTC has the authority to impose the Code on all wireless contracts as of June 3, 2015, even when the contracts were signed before the Code’s implementation on December 2, 2013. We may experience a negative impact on our financial results in the near term, as some of our remaining clients on three-year contracts, who are subject to the Wireless Code, may choose to terminate their contracts early. As we stopped offering three-year contracts to consumer clients on July 30, 2013, this potentially applies to remaining three-year contracts with consumers entered into prior to that date, as well as to remaining three-year contracts entered into prior to December 2, 2013 with other clients subject to the Wireless Code. An additional negative impact on our financial results in the near term may result from diminished recovery of cancellation fees that may still be claimed on such contracts if terminated prior to the end of the two-year period, due to the more rapid monthly decline in cancellation fees required under the Wireless Code to satisfy a two-year amortization period.

Several provinces, including Ontario and Quebec, have passed consumer protection legislation relating to wireless services. Since the federal and provincial rules are not fully harmonized, compliance can be complex and difficult to implement across all jurisdictions and there can be no assurance that we will be found to comply with all rules. There is a risk of significant compliance costs for us and other wireless service providers, particularly since the federal and provincial rules are not fully harmonized.

Risk mitigation: We support the CRTC’s national Wireless Code requirements to standardize the terms and conditions of service and to reduce compliance costs. The Code went into effect on December 2, 2013 and we adjusted our practices as necessary to achieve compliance with the Code’s requirements by the effective date. In addition, we launched new two-year plans on July 30, 2013, ahead of the required implementation date of the right to cancel a contract after two years without penalty. Because we are subject to federal laws and regulations like the Wireless Code, there may be occasions where compliance with provincial legislation is not required. In such cases, we manage our compliance costs by carefully assessing whether compliance with provincial legislation promotes our customers first philosophy and aligns with the federal standards we must follow.

Broadcasting distribution undertakings

We hold licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term) and in Eastern Quebec (renewed in 2011 for a second full seven-year term). We also hold a licence to operate a national video on demand undertaking (renewed until August 31, 2016). In July 2014, the CRTC approved our application for a licence to operate a national pay-per-view service (scheduled to expire on August 31, 2020).

Enforcement of vertical integration (VI) framework

In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by companies that own both programming services and distribution networks (vertically integrated broadcasting companies). The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders.

Following the CRTC’s Let’s Talk TV proceeding discussed above, the CRTC further expanded its ability to deal with anti-competitive conduct by replacing the code of conduct with a new wholesale code that will be made enforceable by regulation. This new wholesale code includes many new provisions to address abusive practices by vertically integrated broadcasting companies regarding the carriage of their programming services. In Broadcasting and Telecom Decision CRTC 2015-26: Complaint against Bell Mobility Inc. and Quebecor Media Inc., Videotron Ltd. and Videotron G.P. alleging undue and unreasonable preference and disadvantage in regard to the billing practices for their mobile TV services Bell Mobile TV and illico.tv, the CRTC directed Bell Mobility and Videotron to stop giving their mobile television services an unfair advantage in the marketplace to the disadvantage of other Internet content by exempting their own mobile television services from their standard monthly data charges. Bell Mobility has sought and been granted leave to appeal this decision at the Federal Court of Appeal.

Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors could unfairly raise programming costs for non-vertically integrated companies such as TELUS and/or attempt to withhold content on digital media platforms, such as Internet and mobile platforms, or otherwise disadvantage us in our ability to attract and retain wireless or Optik TV customers.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content to make it accessible to customers on an economically attractive basis, provided there is timely and strict enforcement of the CRTC’s regulatory vertical integration safeguards to prevent undue preference by vertically integrated competitors.

We support a regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration safeguards and for further meaningful safeguards, as required.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted basic earnings per share: This measure is used to evaluate performance at a consolidated level, and exclude items that may distort the underlying trends in business performance. This measure should not be considered an alternative to Basic earnings per share in measuring TELUS’ performance. Items that may distort the underlying trends in business performance include significant gains or losses on real estate redevelopment partnerships, restructuring and other like costs, long-term debt prepayment premiums, income-tax related adjustments, and asset retirements related to restructuring activities (see Section 1.3).

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences and non-monetary transactions) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the interim consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Twelve-month periods ended June 30 ($)	2015	2014
Numerator — Annualized second quarter dividend declared per Common Share	1.68	1.52
Denominator — Net income per Common Share	2.33	2.26
Ratio (%)	72	67

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our financial objective for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Twelve-month periods ended June 30 ($)	2015	2014
Numerator — Annualized second quarter dividend declared per Common Share	1.68	1.52
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,423	1,404
Add back long-term debt prepayment premium after income taxes	10	—
Add back net unfavourable (deduct net favourable) income tax-related adjustments	11	(16)
	1,444	1,388
Denominator — Adjusted net earnings per share	2.36	2.24
Adjusted ratio (%)	71	68

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments and is calculated as follows:

Calculation of Earnings coverage

Twelve-month periods ended June 30 ($ millions, except ratio)	2015	2014
Net income attributable to Common Shares	1,423	1,404
Income taxes	546	483
Borrowing costs (Interest on Long-term debt plus Interest on Short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest)	483	398
Numerator	2,452	2,285
Denominator — Borrowing costs	483	398
Ratio (times)	5.1	5.7

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not, in our opinion, be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in the second quarters of 2015 and 2014, we recorded equity losses of $NIL.

EBITDA reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2015	2014	2015	2014
Net income	341	381	756	758
Financing costs	110	115	227	217
Income taxes	166	133	313	268
Depreciation	361	348	708	694
Amortization of intangible assets	103	96	212	213
EBITDA	1,081	1,073	2,216	2,150

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2015	2014	2015	2014
EBITDA	1,081	1,073	2,216	2,150
Restructuring and other like costs included in EBITDA	59	11	76	19
EBITDA — excluding restructuring and other like costs	1,140	1,084	2,292	2,169

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other like costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities (see Section 7.6).

EBITDA less capital expenditures (excluding spectrum licences and non-monetary transactions): We report this measure as a supplementary indicator of our operating performance. We calculate it as a simple proxy for cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences and non-monetary transactions)

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2015	2014	2015	2014
EBITDA	1,081	1,073	2,216	2,150
Capital expenditures (excluding spectrum licences and non-monetary transactions)	(664)	(636)	(1,299)	(1,132)
EBITDA less capital expenditures (excluding spectrum licences and non-monetary transactions)	417	437	917	1,018

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences and non-monetary transactions) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2015	2014	2015	2014
EBITDA	1,081	1,073	2,216	2,150
Restructuring costs net of disbursements	42	(4)	35	(19)
Items from the interim consolidated statements of cash flows:
Share-based compensation	25	23	2	39
Net employee defined benefit plans expense	26	22	54	44
Employer contributions to employee defined benefit plans	(21)	(22)	(48)	(51)
Interest paid	(129)	(124)	(214)	(185)
Interest received	3	—	3	1
Capital expenditures (excluding spectrum licences and non-monetary transactions)	(664)	(636)	(1,299)	(1,132)
Free cash flow before income taxes	363	332	749	847
Income taxes paid, net of refunds	(63)	(122)	(178)	(346)
Free cash flow	300	210	571	501

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2015	2014	2015	2014
Free cash flow	300	210	571	501
Add (deduct):
Capital expenditures (excluding spectrum licences and non-monetary transactions)	664	636	1,299	1,132
Adjustments to reconcile to Cash provided by operating activities	(21)	9	(209)	(180)
Cash provided by operating activities	943	855	1,661	1,453

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

As at June 30 ($ millions)	2015	2014
Long-term debt including current maturities	11,323	9,185
Debt issuance costs netted against long-term debt	49	39
Cash and temporary investments	(77)	(57)
Short-term borrowings	500	105
Net debt	11,795	9,272

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as financing costs, net of capitalized long-term debt interest, and excludes employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in the 12-month periods ended June 30, 2015 and 2014. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $451 million in the 12-month period ended June 30, 2015 and $408 million in the 12-month period ended June 30, 2014.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We include incremental external costs incurred in connection with business acquisition activities in other like costs.

Components of Restructuring and other like costs

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2015	2014	2015	2014
Goods and services purchased	30	1	42	1
Employee benefits expense	29	10	34	18
Restructuring and other like costs included in EBITDA	59	11	76	19

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Retention volume represents the number of subscriber units retained in the period through marketing and promotional efforts that result in client upgrades or contract renewals.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine (M2M) devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.